SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number: 001-06439

SONY CORPORATION

(Translation of registrant’s name into English)

7-1 KONAN 1-CHOME, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F  X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934,    Yes            No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Consolidated Financial Statements

For the year ended March 31, 2007

Sony Corporation

TOKYO, JAPAN

Management’s Annual Report on Internal Control over Financial Reporting

Sony management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Sony’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. Sony’s internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Sony;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Sony are being made only in accordance with authorizations of management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Sony’s assets that could have a material effect on the financial statements.

Sony management evaluated the effectiveness of Sony’s internal control over financial reporting as of March 31, 2007 based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that Sony maintained effective internal control over financial reporting as of March 31, 2007.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s assessment of the effectiveness of Sony’s internal control over financial reporting as of March 31, 2007 has been audited by PricewaterhouseCoopers Aarata, an independent registered public accounting firm, as stated in their report, presented on page 3.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

Sony Corporation (Sony Kabushiki Kaisha)

We have completed an integrated audit of Sony Corporation’s March 31, 2007 consolidated financial statements and of its internal control over financial reporting as of March 31, 2007 and audits of its March 31, 2005 and 2006 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Sony Corporation and its subsidiaries (“Sony”) at March 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Sony’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, Sony changed its methods of accounting for defined benefit pensions and other postretirement benefits, stock-based compensation and certain hybrid financial instruments during the fiscal year ended March 31, 2007.

Internal Control Over Financial Reporting

Also, in our opinion, management’s assessment, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”, that Sony maintained effective internal control over financial reporting as of March 31, 2007 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, Sony maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the COSO. Sony’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of Sony’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Aarata

Tokyo, Japan

June 6, 2007

Consolidated Balance Sheets

Sony Corporation and Consolidated Subsidiaries - March 31

	Yen in millions
	2006	2007
ASSETS
Current assets:
Cash and cash equivalents	703,098	799,899
Marketable securities	536,968	493,315
Notes and accounts receivable, trade	1,075,071	1,490,452
Allowance for doubtful accounts and sales returns	(89,563)	(120,675)
Inventories	804,724	940,875
Deferred income taxes	221,311	243,782
Prepaid expenses and other current assets	517,915	699,075

Total current assets	3,769,524	4,546,723

Film costs	360,372	308,694

Investments and advances:
Affiliated companies	285,870	448,169
Securities investments and other	3,234,037	3,440,567

	3,519,907	3,888,736

Property, plant and equipment:
Land	178,844	167,493
Buildings	926,783	978,680
Machinery and equipment	2,327,676	2,479,308
Construction in progress	116,149	64,855

	3,549,452	3,690,336
Less – Accumulated depreciation	2,160,905	2,268,805

	1,388,547	1,421,531

Other assets:
Intangibles, net	207,034	233,255
Goodwill	299,024	304,669
Deferred insurance acquisition costs	383,156	394,117
Deferred income taxes	178,751	216,997
Other	501,438	401,640

	1,569,403	1,550,678

Total assets:	10,607,753	11,716,362

(Continued on following page.)

Consolidated Balance Sheets

	Yen in millions
	2006	2007
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	142,766	52,291
Current portion of long-term debt	193,555	43,170
Notes and accounts payable, trade	813,332	1,179,694
Accounts payable, other and accrued expenses	854,886	968,757
Accrued income and other taxes	87,295	70,286
Deposits from customers in the banking business	599,952	752,367
Other	508,442	485,287

Total current liabilities	3,200,228	3,551,852

Long-term debt	764,898	1,001,005
Accrued pension and severance costs	182,247	173,474
Deferred income taxes	216,497	261,102
Future insurance policy benefits and other	2,744,321	3,037,666
Other	258,609	281,589

Total liabilities:	7,366,800	8,306,688

Minority interest in consolidated subsidiaries	37,101	38,970

Stockholders’ equity:
Common stock, no par value –
2006–Authorized 3,500,000,000 shares, outstanding 1,001,679,664 shares	624,124
2007–Authorized 3,600,000,000 shares, outstanding 1,002,897,264 shares		626,907

Additional paid-in capital	1,136,638	1,143,423
Retained earnings	1,602,654	1,719,506
Accumulated other comprehensive income –
Unrealized gains on securities	100,804	86,096
Unrealized losses on derivative instruments	(2,049)	(1,075)
Minimum pension liability adjustment	(39,824)	—
Pension liability adjustment	—	(71,459)
Foreign currency translation adjustments	(215,368)	(129,055)

	(156,437)	(115,493)

Treasury stock, at cost
Common stock
2006–740,888 shares	(3,127)
2007–834,859 shares		(3,639)

	3,203,852	3,370,704

Commitments and contingent liabilities
Total liabilities and stockholders’ equity:	10,607,753	11,716,362

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

Sony Corporation and Consolidated Subsidiaries – Fiscal Year Ended March 31

	Yen in millions
	2005	2006	2007
Sales and operating revenue:
Net sales	6,565,010	6,692,776	7,567,359
Financial service revenue	537,715	720,566	624,282
Other operating revenue	88,600	97,255	104,054

	7,191,325	7,510,597	8,295,695

Costs and expenses:
Cost of sales	5,000,112	5,151,397	5,889,601
Selling, general and administrative	1,535,015	1,527,036	1,788,427
Financial service expenses	482,576	531,809	540,097
Loss on sale, disposal or impairment of assets, net	27,994	73,939	5,820

	7,045,697	7,284,181	8,223,945

Operating income	145,628	226,416	71,750

Other income:
Interest and dividends	14,708	24,937	28,240
Gain on sale of securities investments, net	5,437	9,645	14,695
Gain on change in interest in subsidiaries and equity investees	16,322	60,834	31,509
Other	29,447	23,039	20,738

	65,914	118,455	95,182

Other expenses:

Interest	24,578	28,996	27,278
Loss on devaluation of securities investments	3,715	3,878	1,308
Foreign exchange loss, net	524	3,065	18,835
Other	25,518	22,603	17,474

	54,335	58,542	64,895

Income before income taxes	157,207	286,329	102,037

Income taxes:
Current	85,510	96,400	67,081
Deferred	(69,466)	80,115	(13,193)

	16,044	176,515	53,888

Income before minority interest, equity in net income of affiliated companies and cumulative effect of an accounting change	141,163	109,814	48,149
Minority interest in income (loss) of consolidated subsidiaries	1,651	(626)	475
Equity in net income of affiliated companies	29,039	13,176	78,654

Income before cumulative effect of an accounting change	168,551	123,616	126,328

Cumulative effect of an accounting change (2005: Net of income taxes of 2,675 million)	(4,713)	—	—

Net income	163,838	123,616	126,328

(Continued on following page.)

Consolidated Statements of Income

	Yen
	2005	2006	2007
Per share data:
Common stock
Income before cumulative effect of an accounting change
– Basic	180.96	122.58	126.15
– Diluted	162.59	116.88	120.29
Cumulative effect of an accounting change
– Basic	(5.06)	—	—
– Diluted	(4.52)	—	—
Net income
– Basic	175.90	122.58	126.15
– Diluted	158.07	116.88	120.29

Cash dividends	25.00	25.00	25.00

Subsidiary tracking stock
Net income
– Basic	17.21	—	—

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Sony Corporation and Consolidated Subsidiaries – Fiscal Year Ended March 31

	Yen in millions
	2005	2006	2007
Cash flows from operating activities:
Net income	163,838	123,616	126,328
Adjustments to reconcile net income to net cash provided by operating activities –
Depreciation and amortization, including amortization of deferred insurance acquisition costs	372,865	381,843	400,009
Amortization of film costs	276,320	286,655	368,382
Stock-based compensation	(74)	150	3,838
Accrual for pension and severance costs, less payments	22,837	(7,563)	(22,759)
Gain on the transfer to the Japanese Government of the substitutional portion of employee pension fund, net	—	(73,472)	—
Loss on sale, disposal or impairment of assets, net	27,994	73,939	5,820
Gain on sale or loss on devaluation of securities investments, net	(1,722)	(5,767)	(13,387)
Gain on revaluation of marketable securities held in the financial service business for trading purpose, net	(5,246)	(44,986)	(11,857)
Gain on change in interest in subsidiaries and equity investees	(16,322)	(60,834)	(31,509)
Deferred income taxes	(69,466)	80,115	(13,193)
Equity in net (income) losses of affiliated companies, net of dividends	(15,648)	9,794	(68,179)
Cumulative effect of an accounting change	4,713	—	—
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	(22,056)	17,464	(357,891)
(Increase) decrease in inventories	34,128	(164,772)	(119,202)
Increase in film costs	(294,272)	(339,697)	(320,079)
Increase (decrease) in notes and accounts payable, trade	31,473	(9,078)	362,079
Increase (decrease) in accrued income and other taxes	3	29,009	(14,396)
Increase in future insurance policy benefits and other	144,143	143,122	172,498
Increase in deferred insurance acquisition costs	(65,051)	(51,520)	(61,563)
(Increase) decrease in marketable securities held in the financial service business for trading purpose	(26,096)	(35,346)	31,732
Increase in other current assets	(29,699)	(8,792)	(35,133)
Increase in other current liabilities	46,545	105,865	73,222
Other	67,790	(49,887)	86,268

Net cash provided by operating activities	646,997	399,858	561,028

(Continued on following page.)

Consolidated Statements of Cash Flows

	Yen in millions
	2005	2006	2007
Cash flows from investing activities:
Payments for purchases of fixed assets	(453,445)	(462,473)	(527,515)
Proceeds from sales of fixed assets	34,184	38,168	87,319
Payments for investments and advances by financial service business	(1,309,092)	(1,368,158)	(914,754)
Payments for investments and advances (other than financial service business)	(158,151)	(36,947)	(100,152)
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances by financial service business	923,593	857,376	679,772
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances (other than financial service business)	25,849	24,527	22,828
Proceeds from sales of subsidiaries’ and equity investees’ stocks	3,162	75,897	43,157
Other	2,728	346	(6,085)

Net cash used in investing activities	(931,172)	(871,264)	(715,430)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	57,232	246,326	270,780
Payments of long-term debt	(94,862)	(138,773)	(182,374)
Increase (decrease) in short-term borrowings	11,397	(11,045)	6,096
Increase in deposits from customers in the financial service business	294,352	190,320	273,435
Increase (decrease) in call money and bills sold in the banking Business	(40,400)	86,100	(100,700)
Dividends paid	(22,978)	(24,810)	(25,052)
Proceeds from the issuance of shares under stock-based compensation plans	105	4,681	5,566
Proceeds from the issuance of shares by subsidiaries	4,023	6,937	2,217
Other	(3,692)	128	(2,065)

Net cash provided by financing activities	205,177	359,864	247,903

Effect of exchange rate changes on cash and cash equivalents	8,890	35,537	3,300

Net increase (decrease) in cash and cash equivalents	(70,108)	(76,005)	96,801
Cash and cash equivalents at beginning of the fiscal year	849,211	779,103	703,098

Cash and cash equivalents at end of the fiscal year	779,103	703,098	799,899

Supplemental data:
Cash paid during the fiscal year for -
Income taxes	65,477	70,019	104,822
Interest	18,187	24,651	23,000

Non-cash investing and financing activities -
Conversion of convertible bonds	282,744	—	—
Obtaining assets by entering into capital lease	19,049	19,682	13,784
Contribution of net assets into the joint venture with Bertelsmann AG	9,402	—	—

The accompanying notes are an integral part of these statements.

Consolidated Statements of Changes in Stockholders’ Equity

Sony Corporation and Consolidated Subsidiaries – Fiscal Year Ended March 31

	Yen in millions
	Subsidiary tracking stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total
Balance at March 31, 2004	3,917	476,350	992,817	1,367,060	(449,959)	(12,183)	2,378,002
Exercise of stock acquisition rights		52	53				105
Conversion of convertible bonds		141,390	141,354				282,744
Stock based compensation			340				340

Comprehensive income:
Net income				163,838			163,838
Other comprehensive income, net of tax -
Unrealized gains on securities:
Unrealized holding gains (losses) arising during the period					5,643		5,643
Less : Reclassification adjustment included in net income					(12,924)		(12,924)
Unrealized losses on derivative instruments:
Unrealized holding gains (losses) arising during the period					(209)		(209)
Less : Reclassification adjustment included in net income					(1,681)		(1,681)
Minimum pension liability adjustment					(769)		(769)
Foreign currency translation adjustments					74,224		74,224

Total comprehensive income							228,122

Stock issue costs, net of tax				(541)			(541)
Dividends declared				(24,030)			(24,030)
Purchase of treasury stock						(416)	(416)
Reissuance of treasury stock			(342)	(245)		6,599	6,012

Balance at March 31, 2005	3,917	617,792	1,134,222	1,506,082	(385,675)	(6,000)	2,870,338

(Continued on following page.)

Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
	Subsidiary tracking stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total
Balance at March 31, 2005	3,917	617,792	1,134,222	1,506,082	(385,675)	(6,000)	2,870,338
Exercise of stock acquisition rights		931	932				1,863
Conversion of convertible bonds		1,484	1,484				2,968
Conversion of subsidiary tracking stock	(3,917)	3,917					—

Comprehensive income:
Net income				123,616			123,616
Other comprehensive income, net of tax -
Unrealized gains on securities:
Unrealized holding gains (losses) arising during the period					79,630		79,630
Less : Reclassification adjustment included in net income					(41,495)		(41,495)
Unrealized losses on derivative instruments:
Unrealized holding gains (losses) arising during the period					7,865		7,865
Less : Reclassification adjustment included in net income					(7,424)		(7,424)
Minimum pension liability adjustment					50,206		50,206
Foreign currency translation adjustments					140,473		140,473
Less : Reclassification adjustment included in net income					(17)		(17)

Total comprehensive income							352,854

Stock issue costs, net of tax				(780)			(780)
Dividends declared				(24,968)			(24,968)
Purchase of treasury stock						(394)	(394)
Reissuance of treasury stock				(1,296)		3,267	1,971

Balance at March 31, 2006	—	624,124	1,136,638	1,602,654	(156,437)	(3,127)	3,203,852

(Continued on following page.)

Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
	Subsidiary tracking stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total
Balance at March 31, 2006	—	624,124	1,136,638	1,602,654	(156,437)	(3,127)	3,203,852
Exercise of stock acquisition rights		2,175	2,175				4,350
Conversion of convertible bonds		608	608				1,216
Stock based compensation			3,993				3,993

Comprehensive income:
Net income				126,328			126,328
Cumulative effect of an accounting change, net of tax				(3,785)			(3,785)
Other comprehensive income, net of tax -
Unrealized gains on securities:
Unrealized holding gains (losses) arising during the period					6,963		6,963
Less : Reclassification adjustment included in net income					(21,671)		(21,671)
Unrealized losses on derivative instruments:
Unrealized holding gains (losses) arising during the period					6,907		6,907
Less : Reclassification adjustment included in net income					(5,933)		(5,933)
Minimum pension liability adjustment					(2,754)		(2,754)
Foreign currency translation adjustments					86,313		86,313

Total comprehensive income							192,368

Stock issue costs, net of tax				(22)			(22)
Dividends declared				(25,042)			(25,042)
Purchase of treasury stock						(558)	(558)
Reissuance of treasury stock			9			46	55
Adoption of FAS No.158, net of tax					(9,508)		(9,508)
Other				19,373	(19,373)		—

Balance at March 31, 2007	—	626,907	1,143,423	1,719,506	(115,493)	(3,639)	3,370,704

The accompanying notes are an integral part of these statements.

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

1. Nature of operations

Sony Corporation and its consolidated subsidiaries (hereinafter collectively referred to as “Sony”) are engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer and industrial markets. Sony also develops, produces, manufactures, and markets home-use game consoles and software. Sony’s manufacturing facilities are located in Japan, the United States of America, Europe, and Asia. Its electronic products are marketed throughout the world and game products are marketed mainly in Japan, the United States of America and Europe by sales subsidiaries and unaffiliated local distributors as well as direct sales via the Internet. Sony is engaged in the development, production, manufacture, marketing, distribution and broadcasting of image-based software, including film, video and television product. Sony is also engaged in various financial service businesses including insurance operations through a Japanese life insurance subsidiary and a non-life insurance subsidiary, banking operations through a Japanese internet-based banking subsidiary and leasing and credit financing operations in Japan. In addition to the above, Sony is engaged in the development, production, manufacture, and distribution of recorded music, a network service business, an animation production and marketing business, and an advertising agency business in Japan.

2. Summary of significant accounting policies

Sony Corporation and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory books.

(1) Newly adopted accounting pronouncements:

Inventory Costs -

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 151, “Inventory Costs, an amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4”. This statement requires certain abnormal expenditures to be recognized as expenses in the current period. It also requires that the amount of fixed production overhead allocated to the inventory be based on the normal capacity of the production facilities. Sony adopted FAS No. 151 on April 1, 2006. The adoption of FAS No. 151 did not have a material impact on Sony’s results of operations and financial position.

Accounting for Stock-Based Compensation -

Effective April 1, 2006, Sony adopted FAS No. 123 (revised 2004), “Share-Based Payment” (“FAS No. 123(R)”). This statement requires the use of the fair value based method of accounting for employee stock-based compensation and eliminates the alternative to use the intrinsic value method prescribed by Accounting Principle Board Opinion (“APB”) No. 25. With limited exceptions, FAS No. 123(R) requires that the grant-date fair value of share-based payments to employees be expensed over the period the service is received. Sony had accounted for its employee stock-based compensation in accordance with the provisions prescribed by APB No. 25 and its related interpretations and had disclosed the net effect on net income and net income per share (“EPS”) allocated to the common stock as if Sony had applied the fair value recognition provisions of FAS No. 123 to stock-based compensation as described in (2) Significant accounting policies—Stock-based compensation. Sony has elected the modified prospective method of transition prescribed in FAS No. 123(R), which requires that compensation expense be recorded for all unvested stock acquisition rights as the requisite service is rendered beginning with the first period of adoption. As a result of the adoption of FAS No. 123(R), Sony’s operating income decreased 3,670 million yen for the fiscal year ended March 31, 2007.

Derivative Instruments and Hedging Activities -

In February 2006, the FASB issued FAS No. 155, “Accounting for Certain Hybrid Financial Instruments”, an amendment of FAS No. 133 and FAS No. 140. This statement permits an entity to elect fair value remeasurement for any hybrid financial instrument if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under FAS No. 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. The statement is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity’s fiscal year beginning after September 15, 2006, with earlier adoption permitted as of the beginning of the fiscal year, provided that financial statements for any interim period of that fiscal year have not been issued. Sony early adopted FAS No. 155 on April 1, 2006. As a result of the adoption of FAS No. 155, Sony’s operating income increased 3,828 million yen for the fiscal year ended March 31, 2007. Additionally, on April 1, 2006, Sony recognized a net charge of 3,785 million yen (net of income taxes of 2,148 million yen) as a cumulative-effect adjustment to beginning retained earnings, which consisted of 1,754 million yen (net of income taxes of 996 million yen) of gross gains and 5,539 million yen (net of income taxes of 3,144 million yen) of gross losses.

Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans -

In September 2006, the FASB issued FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, an amendment to FASB Statements No. 87, 88, 106 and 132(R). FAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit pension and other postretirement benefit plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. FAS No. 158 was adopted by Sony in the financial statements for the year ended March 31, 2007. FAS No. 158 also requires companies to measure the funded status of the plan as of the date of its fiscal year-end, effective for years ending after December 15, 2008. Sony expects to adopt the measurement provisions of FAS No. 158 effective March 31, 2009. See Note 14, Pension and severance plans, for further details.

Quantifying Effects of Prior Year Misstatements in Current Year Financial Statements -

In September 2006, the U.S. Securities and Exchange Commission (“SEC”) staff issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effect of Prior Year Misstatement when Quantifying Misstatements in Current Year Financial Statements”. SAB No. 108 requires that registrants quantify errors using both a balance sheet approach, generally referred to as the “Iron Curtain” method, and a statement of operations approach, generally referred to as the “Rollover” method, and evaluate whether either approach results in a misstated amount that, when all relevant quantitative and qualitative factors are considered, is material. SAB No. 108 became effective for Sony as of April 1, 2006. Prior to the application of SAB No. 108, Sony used a statement of operations approach to quantify errors. The application of SAB No. 108 did not have a material impact on Sony’s consolidated financial statements.

(2) Significant accounting policies:

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of Sony Corporation and its majority-owned subsidiary companies, general partnerships in which Sony has a controlling interest, and variable interest entities for which Sony is the primary beneficiary. All intercompany transactions and accounts are eliminated. Investments in business entities in which Sony does not have control, but has the ability to exercise significant influence over operating and financial policies generally through 20-50% ownership, are accounted for under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method if more than minor influence over the operation of the investee exists (generally through more than 3-5% ownership). When the interest in the partnership is so minor that Sony may have virtually no influence over the operation of the investee, the cost method is used. Under the equity method, investments are stated at cost plus/minus Sony’s portion of equity in undistributed earnings or losses. Consolidated net income includes Sony’s equity in current earnings or losses of such companies, after elimination of unrealized intercompany profits. If the value of an investment has declined and is judged to be other–than-temporary, the investment is written down to its fair value.

On occasion, a consolidated subsidiary or an affiliated company accounted for by the equity method may issue its shares to third parties in either a public or private offering or upon conversion of convertible debt to common stock at amounts per share in excess of or less than Sony’s average per share carrying value. With respect to such transactions, where the sale of such shares is not part of a broader corporate reorganization and the reacquisition of such shares is not contemplated at the time of issuance, the resulting gains or losses arising from the change in interest are recorded in income for the year the change in interest transaction occurs. If the sale of such shares is part of a broader corporate reorganization, the reacquisition of such shares is contemplated at the time of issuance or realization of such gain is not reasonably assured (i.e., the entity is newly formed, non-operating, a research and development or start-up/development stage entity, or where the entity’s ability to continue in existence is in question), the transaction is accounted for as a capital transaction.

The excess of the cost over the underlying net equity of investments in consolidated subsidiaries and affiliated companies accounted for on an equity basis is allocated to identifiable assets and liabilities based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over Sony’s underlying net equity is recognized as goodwill as a component of the investment balance.

Use of estimates -

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of foreign currencies -

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end current exchange rates and all income and expense accounts are translated at exchange rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income.

Foreign currency receivables and payables are translated at appropriate year-end current exchange rates and the resulting translation gains or losses are taken into income.

Cash and cash equivalents -

Cash and cash equivalents include all highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable debt and equity securities -

Debt and equity securities designated as available-for-sale, whose fair values are readily determinable, are carried at fair value with unrealized gains or losses included as a component of accumulated other comprehensive income, net of applicable taxes. Debt and equity securities classified as trading securities are carried at fair value with unrealized gains or losses included in income. Debt securities that are expected to be held-to-maturity are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value by a charge to income for other-than-temporary declines in fair value. Realized gains and losses are determined on the average cost method and are reflected in income.

Equity securities in non-public companies -

Equity securities in non-public companies are carried at cost as fair value is not readily determinable. If the value of a non-public equity investment is estimated to have declined and such decline is judged to be other-than-temporary, Sony recognizes the impairment of the investment and the carrying value is reduced to its fair value. Determination of impairment is based on the consideration of several factors, including operating results, business plans and estimated future cash flows. Fair value is determined through the use of methodologies such as discounted cash flows, valuation of recent financings and comparable valuations of similar companies.

Inventories -

Inventories in electronics and game as well as non-film inventories for pictures are valued at cost, not in excess of market, cost being determined on the “average cost” basis except for the cost of finished products carried by certain subsidiary companies in electronics which is determined on the “first-in, first-out” basis. The market value of inventory is determined as the net realizable value - i.e., estimated selling price in the ordinary course of business less predictable costs of completion and disposal. Sony does not consider a normal profit margin when calculating the net realizable value.

Film costs -

Film costs related to theatrical and television products (which include direct production costs, production overhead and acquisition costs) are stated at the lower of unamortized cost or estimated fair value and classified as non-current assets. Film costs are amortized, and the estimated liabilities for residuals and participations are accrued, for an individual product based on the proportion that current period actual revenues bear to the estimated remaining total lifetime revenues. These estimates are reviewed on a periodic basis.

Property, plant and equipment and depreciation -

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is primarily computed on the declining-balance method for Sony Corporation and its Japanese subsidiaries, except for certain semiconductor manufacturing facilities whose depreciation is computed on the straight-line method, and on the straight-line method for its foreign subsidiaries at rates based on estimated useful lives of the assets, principally, ranging from 15 years up to 50 years for buildings and from 2 years up to 10 years for machinery and equipment. Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.

Goodwill and other intangible assets -

Goodwill and certain other intangible assets that are determined to have an indefinite life are not amortized and are tested annually for impairment during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Fair value for those assets is generally determined using a discounted cash flow analysis.

Intangible assets with finite lives that are determined not to have an indefinite life mainly consist of artist contracts, music catalogs, acquired patent rights and software to be sold, leased or otherwise marketed. Artist contracts and music catalogs are amortized on a straight-line basis, generally, over 10 to 40 years. Acquired patent rights and software to be sold, leased or otherwise marketed are amortized on a straight-line basis, generally, over 3 to 8 years.

Accounting for computer software to be sold -

Sony accounts for software development costs in accordance with FAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”.

In the Electronics segment, costs related to establishing the technological feasibility of a software product are expensed as incurred as a part of research and development in cost of sales. Costs that are incurred to produce the finished product after technological feasibility is established are capitalized and amortized over the estimated economic life of the product, which is generally three years.

In the Game segment, technological feasibility of game software is established when the product master is completed. Consideration to capitalize game software development costs before this point is limited to the development costs of games for which technological feasibility can be proven to be at an earlier stage.

Sony performs periodic reviews to ensure that unamortized capitalized software costs remain recoverable from future profits.

Deferred insurance acquisition costs -

Costs that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs include such items as commissions, medical examination and inspection report fees. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits.

Product warranty -

Sony provides for the estimated cost of product warranties at the time revenue is recognized by either product category group or individual product. The product warranty is calculated based upon product sales, estimated probability of failure and estimated cost per claim. The variables used in the calculation of the provision are reviewed on a periodic basis.

Certain subsidiaries in the Electronics segment offer extended warranty programs. The consideration received through extended warranty service is deferred and amortized on a straight-line basis over the term of the extended warranty.

Future insurance policy benefits -

Liabilities for future insurance policy benefits are primarily comprised of the present value of estimated future payments to policyholders. These liabilities are computed by the net level premium method based upon the assumptions, including future investment yield, morbidity, mortality and withdrawals. These assumptions are reviewed on a periodic basis. Liabilities for future insurance policy benefits also include liabilities for guaranteed benefits related to certain non-traditional long-duration life and annuity contracts.

Accounting for the impairment of long-lived assets -

Sony periodically reviews the carrying value of its long-lived assets held and used, other than goodwill and intangible assets with indefinite lives, and assets to be disposed of, whenever events or changes in circumstances indicate that the individual carrying amount of an asset may not be recoverable. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the assets with their estimated undiscounted future cash flows. If it is determined that an impairment loss has occurred, the loss would be recognized during the period. The impairment loss would be calculated as the difference between the asset carrying value and the present value of estimated net cash flows or comparable market values, giving consideration to recent operating performance. Long-lived assets that are to be disposed of other than by sale are considered held and used until they are disposed of. Long-lived assets that are to be disposed of by sale are reported at the lower of their carrying value or fair value less cost to sell. Reductions in carrying value are recognized in the period in which the long-lived assets are classified as held for sale.

Derivative financial instruments -

All derivatives are recognized as either assets or liabilities in the balance sheet at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or stockholders’ equity (as a component of accumulated other comprehensive income), depending on whether the derivative financial instrument qualifies as a hedge and the derivative is being used to hedge changes in fair value or cash flows.

In accordance with FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, the various derivative financial instruments held by Sony are classified and accounted for as described below.

Fair value hedges

Changes in the fair value of derivatives designated and effective as fair value hedges for recognized assets or liabilities or unrecognized firm commitments are recognized in earnings as offsets to changes in the fair value of the related hedged assets or liabilities.

Cash flow hedges

Changes in the fair value of derivatives designated and effective as cash flow hedges for forecasted transactions or exposures associated with recognized assets or liabilities are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Changes in the fair value of the ineffective portion are recognized in current period earnings.

Derivatives not designated as hedges

Changes in the fair value of derivatives that are not designated as hedges under FAS No. 133 are recognized in current period earnings.

When applying hedge accounting, Sony formally documents all hedging relationships between the derivatives designated as hedges and hedged items, as well as its risk management objectives and strategies for undertaking various hedging activities. Sony links all hedges that are designated as fair value or cash flow hedges to specific assets or liabilities on the balance sheet or to the specific forecasted transactions. Sony also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives that are designated as hedges are highly effective in offsetting changes in fair value or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, Sony discontinues hedge accounting.

Stock-based compensation -

With the adoption of FAS No. 123(R) effective April 1, 2006, Sony accounts for stock-based compensation using the fair value based method. Sony recognized 3,838 million yen of stock-based compensation expense for the fiscal year ended March 31, 2007. The expense is mainly included in selling, general and administrative expenses. The income tax benefit related to the stock-based compensation expense for the fiscal year ended March 31, 2007, was 790 million yen. Sony has elected the modified prospective method of transition prescribed in FAS No. 123(R) and therefore has not restated the results for prior periods. Under this transition method, stock-based compensation expense for the fiscal year ended March 31, 2007 included the expense for all stock acquisition rights granted prior to, but not yet vested as of April 1, 2006, based on the grant-date fair value estimated in accordance with the original provision of FAS No. 123. Stock-based compensation expense for all stock acquisition rights granted after April 1, 2006 is based on the grant-date fair value estimated in accordance with FAS No. 123(R). The fair value is measured on the date of grant using the Black-Scholes option-pricing model. Sony recognizes this compensation expense, net of an estimated forfeiture rate, for only the rights expected to vest ratably over the requisite service period of the stock acquisition rights, which is generally a period of three years. Sony estimated the forfeiture rate for the fiscal year ended March 31, 2007, based on its historical experience in the stock acquisition rights plans where the majority of the vesting terms have been satisfied.

Prior to the adoption of FAS No. 123(R), Sony had applied APB No. 25, “Accounting for Stock Issued to Employees”, and its related interpretations in accounting for its stock-based compensation plans and followed the disclosure-only provisions of FAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123”. As prescribed by APB No. 25, Sony had accounted for stock-option compensation using the intrinsic value method. Compensation expense for the years ended March 31, 2005 and 2006 was not significant as the exercise prices for the stock acquisition rights plans were determined based on the prevailing market price shortly before the date of grant.

The following table reflects the net effects on net income and net income per share allocated to the common stock as if Sony had applied the fair value recognition provisions of FAS No. 123, “Accounting for Stock-Based Compensation”, to its stock-based compensation. See Note 16 for detailed assumptions.

	Yen in millions
	Fiscal Year Ended March 31
	2005	2006
Income before cumulative effect of an accounting change allocated to common stock:
As reported	168,498	122,308
Deduct: Total stock-based compensation expense determined under the fair value based method, net of related tax effects	(4,690)	(4,182)

Pro forma	163,808	118,126

Net income allocated to common stock:
As reported	163,785	122,308
Deduct: Total stock-based compensation expense determined under the fair value based method, net of related tax effects	(4,690)	(4,182)

Pro forma	159,095	118,126

	Yen
	Fiscal Year Ended March 31
	2005	2006
Income before cumulative effect of an accounting change allocated to common stock:
-Basic EPS:
As reported	180.96	122.58
Pro forma	175.92	118.39
-Diluted EPS:
As reported	162.59	116.88
Pro forma	158.10	112.91

Net income allocated to common stock:
-Basic EPS:
As reported	175.90	122.58
Pro forma	170.86	118.39
-Diluted EPS:
As reported	158.07	116.88
Pro forma	153.58	112.91

Free distribution of common stock -

On occasion, Sony Corporation may make a free distribution of common stock which is accounted for either by a transfer from additional paid-in capital to the common stock account or with no entry if free shares are distributed from the portion of previously issued shares in the common stock account.

Under the Japanese Company Law, a stock dividend can be affected by an appropriation of retained earnings to the common stock account, followed by a free share distribution with respect to the amount appropriated by resolution of the Board of Directors.

Free distribution of common stock is recorded in the consolidated financial statements only when it becomes effective, except for the calculation and presentation of per share amounts.

Stock issue costs -

Stock issue costs are directly charged to retained earnings, net of tax, in the accompanying consolidated financial statements as the Japanese Company Law prohibits charging such stock issue costs to capital accounts which is the prevailing practice in the United States of America.

Revenue recognition -

Revenues from electronics and game sales are recognized upon delivery which is considered to have occurred when the customer has taken title to the product and the risks and rewards of ownership have been substantively transferred. If the sales contract contains a customer acceptance provision, then sales are recognized after customer acceptance occurs or the acceptance provisions lapse.

Revenues from the theatrical exhibition of motion pictures are recognized as the customer exhibits the film. Revenues from the licensing of feature films and television programming are recorded when the material is available for telecast by the licensee and when any restrictions regarding the exhibition or exploitation of the product lapse. Revenues from the sale of home videocassettes and DVDs and Blu-ray discs are recognized upon availability of sale to the public.

Traditional life insurance policies that the life insurance subsidiary underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. Premiums from these policies are reported as revenue when due from policyholders.

Amounts received as payment for non-traditional contracts such as interest sensitive whole life contracts, single payment endowment contracts, single payment juvenile contracts and other contracts without life contingencies are recognized as deposits to policyholder account balances and included in future insurance policy benefits and other. Revenues from these contracts are comprised of fees earned for administrative and contract-holder services, which are recognized over the period of the contracts, and included in financial service revenue. Property and casualty insurance policies that the non-life insurance subsidiary underwrites are primarily automotive insurance contracts which are categorized as short-duration contracts. Premiums from these policies are reported as revenue over the period of the contract in proportion to the amount of insurance protection provided.

Accounting for consideration given to a customer or a reseller -

In accordance with the Emerging Issue Task Force (“EITF”) Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products”, cash consideration given to a customer or a reseller including payments for buydowns, slotting fees and cooperative advertising programs, is accounted for as a reduction of revenue unless Sony receives an identifiable benefit (goods or services) in exchange for the consideration, the fair value of the benefit is reasonably estimated and documentation from the reseller is received to support the amounts paid to the reseller. Payments meeting these criteria are recorded as selling, general and administrative expenses. For the fiscal years ended March 31, 2005, 2006 and 2007, consideration given to a reseller, primarily for free promotional shipping and cooperative advertising programs included in selling, general and administrative expense totaled 27,946 million yen, 29,489 million yen and 31,933 million yen, respectively.

Cost of sales -

Costs classified as cost of sales relate to the producing and manufacturing of products and include items such as material cost, subcontractor cost, depreciation of fixed assets, amortization of intangible assets, personnel expenses, research and development costs, and amortization of film costs related to theatrical and television products.

Research and development costs -

Research and development costs are expensed as incurred.

Selling, general and administrative -

Costs classified as selling expense relate to promoting and selling products and include items such as advertising, promotion, shipping, and warranty expenses.

General and administrative expenses include operating items such as officer’s salaries, personnel expenses, depreciation of fixed assets, office rental for sales, marketing and administrative divisions, a provision for doubtful accounts and amortization of intangible assets.

Selling, general and administrative expenses are expensed as incurred.

Financial service expenses -

Financial service expenses include a provision for policy reserves and amortization of deferred insurance acquisition cost, and all other operating costs such as personnel expenses, depreciation of fixed assets, and office rental of subsidiaries in the Financial Services segment.

Advertising costs -

Advertising costs are expensed when the advertisement or commercial appears in the selected media, except for advertising costs for acquiring new insurance policies which are deferred and amortized as part of insurance acquisition costs.

Shipping and handling costs -

The majority of shipping and handling, warehousing and internal transfer costs for finished goods are included in selling, general and administrative expenses. An exception to this is in the Pictures segment where such costs are charged to cost of sales as they are an integral part of producing and distributing films under SOP 00-2, “Accounting by Producers or Distributors of Films”. All other costs related to Sony’s distribution network are included in cost of sales, including inbound freight charges, purchasing and receiving costs, inspection costs and warehousing costs for raw materials and in-process inventory. Amounts paid by customers for shipping and handling costs are included in net sales.

Income taxes -

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income, and the tax liability attributed to undistributed earnings of subsidiaries and affiliated companies accounted for by the equity methods. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Sony records valuation allowances to reduce deferred tax assets to the amount that management believes is more likely than not to be realized. In assessing the likelihood of realization, Sony considers all currently available evidence for future years, both positive and negative, supplemented by information of historical results for each tax jurisdiction.

Net income per share -

Basic net income per share is computed based on the weighted-average number of shares of common stock outstanding during each period.

Prior to December 1, 2005, Sony calculated and presented per share data separately for Sony’s common stock and for the subsidiary tracking stock by the “two-class” method based on FAS No. 128. As the holders of the subsidiary tracking stock had the right to participate in earnings, together with common stockholders, under this method, basic net income per share for each class of stock was calculated based on the earnings allocated to each class of stock for the applicable period, divided by the weighted-average number of outstanding shares in each class during the applicable period.

The earnings allocated to the subsidiary tracking stock were determined based on the subsidiary tracking stock holders’ economic interest in the targeted subsidiary’s earnings available for dividends. The earnings allocated to the common stock were calculated by subtracting the earnings allocated to the subsidiary tracking stock from Sony’s net income for the period.

On October 26, 2005, the Board of Directors of Sony Corporation decided to terminate all shares of subsidiary tracking stock and convert such shares to shares of Sony common stock at a conversion rate of 1.114 share of Sony common stock per share of subsidiary tracking stock. All shares of subsidiary tracking stock were converted to shares of Sony common stock on December 1, 2005. As a result of the conversion, for the fiscal year ended March 31, 2006, Sony calculated per share data separately for Sony’s common stock and for the subsidiary tracking stock by the “two-class” method based on FAS No. 128, but did not present per share data for the subsidiary tracking stock. The earnings allocated to common stock for the fiscal year ended March 31, 2006 were calculated by subtracting the earnings allocated to the subsidiary tracking stock for the eight months ended November 30, 2005.

The computation of diluted net income per share reflects the maximum possible dilution from conversion, exercise, or contingent issuance of securities including the conversion of contingently convertible debt instruments (“Co-Cos”) regardless of whether the conditions to exercise the conversion rights have been met.

(3) Recent Pronouncements:

Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts -

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (“AcSEC”) issued the Statement of Position (“SOP”) 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts”. SOP 05-1 provides guidance on accounting for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in FAS No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sales of Investments”. This statement will be effective for Sony as of April 1, 2007. Although Sony is currently evaluating the impact of adopting this new pronouncement, the adoption of SOP05-1 is not expected to have a material impact on Sony’s results of operations and financial position.

Accounting for Servicing of Financial Assets -

In March 2006, the FASB issued FAS No. 156, “Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140”. This statement amends FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement will be effective for Sony as of April 1, 2007. Sony is currently evaluating the impact of adopting this new pronouncement.

Accounting for Uncertainty in Income Taxes -

In June 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.” FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This statement will be effective for Sony as of April 1, 2007. Although Sony is currently evaluating the potential cumulative impact of FIN No. 48 on the consolidated financial statements, the final evaluation is expected to result in a charge to beginning retained earnings and an increase in the tax liabilities.

How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement -

In June 2006, the EITF issued EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement”. EITF Issue No. 06-3 requires disclosure of the accounting policy for any tax assessed by a governmental authority that is imposed concurrently on a specific revenue-producing transaction between a seller and a customer. EITF Issue No. 06-3 should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006. This statement will be effective for Sony as of April 1, 2007. Although Sony is currently evaluating the impact of adopting this new pronouncement, the adoption of EITF Issue No. 06-3 is not expected to have a material impact on Sony’s results of operations and financial position.

Fair Value Measurements -

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements”. FAS No. 157 establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements. FAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. FAS No. 157 will be effective for Sony beginning April 1, 2008. Sony is currently assessing the potential effect of FAS No. 157 on the financial statements.

Fair Value Option for Financial Assets and Financial Liabilities -

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. FAS No. 159 permits companies to choose to measure, on an instrument-by-instrument basis, financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Sony is currently evaluating whether to elect the option provided for in this statement. If elected, FAS No. 159 would be effective for Sony as of April 1, 2008.

(4) Reclassifications:

Effective April 1, 2006, Sony reclassified royalty income as a component of sales and operating revenue, rather than as a component of other income as previously recorded. In connection with this reclassification, sales and operating revenue, operating income and other income for the fiscal years ended March 31, 2005 and 2006 have been reclassified to conform with the presentation of these items for the fiscal year ended March 31, 2007. The amounts of royalty income reclassified from other income to sales and operating revenue for the fiscal years ended March 31, 2005 and 2006 were 31,709 million yen and 35,161 million yen, respectively. In addition to the above, certain reclassifications of the financial statements for the fiscal years ended March 31, 2005 and 2006 have been made to conform to the presentation for the fiscal year ended March 31, 2007.

3. Inventories

Inventories are comprised of the following:

	Yen in millions
	March 31
	2006	2007
Finished products	534,766	649,848
Work in process	123,381	123,539
Raw materials, purchased components and supplies	146,577	167,488

	804,724	940,875

4. Film costs

Film costs are comprised of the following:

	Yen in millions
	March 31
	2006	2007
Theatrical:
Released (including acquired film libraries)	153,992	150,396
Completed not released	13,377	16,255
In production and development	156,019	93,584
Television licensing:
Released (including acquired film libraries)	36,918	48,313
In production and development	66	146

	360,372	308,694

Sony estimates that approximately 89% of unamortized costs of released films (excluding amounts allocated to acquired film libraries) at March 31, 2007 will be amortized within the next three years. Approximately 98,338 million yen of released film costs are expected to be amortized during the next twelve months. As of March 31, 2007, unamortized acquired film libraries of approximately 7,657 million yen are expected to be amortized on a straight-line basis over an average of the remaining lives of 3 years. Approximately 126,081 million yen of accrued participation liabilities included in accounts payable, other and accrued expenses are expected to be paid during the next twelve months.

5. Related party transactions

Sony accounts for its investments in affiliated companies over which Sony has significant influence or ownership of 20% or more but less than or equal to 50% under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method. Significant investments of this nature include, but are not limited to Sony’s interest in Sony Ericsson Mobile Communications, AB (“Sony Ericsson”) (50%), SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”) (50%), S-LCD Corporation (“S-LCD”) (50% minus 1 share), and MGM Holdings Inc. (“MGM”) (45%).

Summarized combined financial information that is based on information provided by the equity investees is shown below:

	Yen in millions
	March 31
	2006	2007
Current assets	991,440	1,428,227
Property, plant and equipment	376,155	448,199
Other assets	903,873	888,100

Total assets	2,271,468	2,764,526

Current liabilities	1,009,895	1,178,299
Long-term liabilities	660,504	668,254
Stockholders’ equity	601,069	917,973

Total liabilities and stockholders’ equity	2,271,468	2,764,526

Number of companies at end of the fiscal year	58	62

	Yen in millions
	Fiscal Year Ended March 31
	2005	2006	2007
Sales and revenue	1,473,273	2,357,172	3,288,212
Gross profit	477,796	668,226	894,232
Net income	63,404	32,982	148,495

Sony Ericsson, a 50/50 joint venture with Telefonaktiebolaget LM Ericsson focused on mobile phone handsets, was established in October 2001 and is included in affiliated companies accounted for under the equity method. Sony Ericsson is engaged in the development, design, production, marketing and sale of mobile phones and related accessories.

In addition, Sony Ericsson has been able to differentiate its product through its close relationship with Sony. Sony Ericsson purchases several key components such as camera modules, memory, batteries and LCD panels from Sony.

S-LCD, a joint venture with Samsung Electronics Co., LTD focused on manufacturing amorphous TFT panel, was established in April 2004 with Sony’s ownership interest of 50% minus 1 share. Sony invested 100,073 million yen and 63,512 million yen in S-LCD during the fiscal years ended March 31, 2005 and 2007, respectively.

As of August 1, 2004, Sony combined its recorded music business, except for the operations of its recorded music business in Japan, with the recorded music business of Bertelsmann AG in a 50/50 joint venture known as SONY BMG, after approval from, among others, the European Commission competition authorities. As a result, the operations of the recorded music business, except for the recorded music business in Japan, are no longer consolidated, but are accounted for under the equity method. On December 3, 2004, Impala, an international association consisting of 2,500 independent recorded music companies applied for annulment of the decision to clear the merger. On July 13, 2006, the European Court of First Instance overruled the Commission’s decision to allow the merger to go forward, requiring the Commission to re-examine the merger. The transaction was renotified, in accordance with applicable EU merger control rules, on January 31, 2007, and an in-depth investigation opened on March 1, 2007. While the Commission completes its reexamination, Sony continues to account for the results of Sony BMG under the equity method.

On April 8, 2005, a consortium led by Sony Corporation of America (“SCA”) and its equity partners, Providence Equity

Partners, Texas Pacific Group, Comcast Corporation and DLJ Merchant Banking Partners, completed the acquisition of MGM. Under the terms of the acquisition agreement, the aforementioned investor group acquired MGM for a total purchase price of approximately 5.0 billion U.S. dollars. As part of this transaction, Sony Pictures Entertainment (“SPE”) entered into agreements to co-finance and produce certain new motion pictures with MGM as well as distribute MGM’s existing film and television content in most markets through SPE’s global distribution channels. In June 2006, MGM and SPE modified this arrangement with respect to the co-financing of motion pictures and also allowed MGM to bring its worldwide television distribution business in-house and to consolidate substantially all of its worldwide home entertainment distribution activities with another major studio. MGM continues to operate under the Metro-Goldwyn-Mayer name as a private company, headquartered in Los Angeles, California, and is focused on new film production and distribution activities. As part of the acquisition, SCA invested 257 million U.S. dollars for 20% of the total equity capital, which includes both common stock and a significant amount of non-voting preferred stock with detachable common stock warrants. Although Sony owns 20% of MGM’s total equity, on a fully diluted basis as a result of the warrants dilution, Sony owns 45% of the total outstanding common stock and therefore, records 45% of MGM’s net income (loss) as equity in net income of affiliated companies. As a result of the cumulative losses recorded by MGM through March 31, 2007, the carrying value of Sony’s investment in MGM was written down to zero as of March 31, 2007. As Sony has not guaranteed the obligations of MGM nor is it otherwise committed to provide further financial support to MGM, Sony will no longer record its share of MGM’s future equity losses.

In September 2005, Sony sold 230,000 shares of Monex Beans Holdings, Inc. As a result of this sale, Sony’s ownership interest has been reduced from 20.1% to 10.3%. Therefore, Monex Beans Holdings, Inc. is no longer accounted for under the equity method. The financial position and operating results of Monex Beans Holdings, Inc. as of and for the fiscal years ended March 31, 2006 and 2007 are not included in the above summarized combined financial information. See Note 19 for more information on this transaction.

Sony’s proportionate share in the underlying net assets of the investees exceeded the carrying value of investments in affiliated companies by 36,875 million yen and 40,534 million yen at March 31, 2006 and 2007, respectively. These differences primarily relate to the differences in the carrying value of the net assets contributed by Sony and Bertelsmann AG upon the formation of SONY BMG in August 2004. The contribution of assets to SONY BMG was accounted for at book value. Acquisitions by Bertelsmann AG’s recorded music business shortly prior to the formation of SONY BMG resulted in goodwill comprising a significant portion of the assets contributed to SONY BMG by Bertelsmann AG, whereas Sony’s contributed assets had a lower historical basis. As a result, Sony’s carrying value of the investment in SONY BMG is below its 50% share of the underlying assets of SONY BMG. Since the contributions for both Sony and Bertelsmann AG were recorded at historical book value by SONY BMG, there is a basis difference attributable to non-depreciable assets which are not being amortized. Differences in the carrying value of Sony’s other equity investments and the proportionate share of the fair value of underlying net assets primarily relate to unamortizable goodwill.

Affiliated companies accounted for under the equity method with an aggregate carrying amount of 4,588 million yen and 5,587 million yen at March 31, 2006 and 2007, were quoted on established markets at an aggregate value of 34,462 million yen and 36,701 million yen, respectively.

Account balances and transactions with affiliated companies accounted for under the equity method are presented below:

	Yen in millions
	March 31
	2006	2007
Accounts receivable, trade	44,837	45,617

Advances	15,985	20,740

Accounts payable, trade	40,507	51,894

	Yen in millions
	Fiscal Year Ended March 31
	2005	2006	2007
Sales	256,799	234,636	299,487

Purchases	101,976	282,071	463,578

As of April 1, 2004, Sony Corporation made Sony Computer Entertainment Inc. (“SCE”) a wholly-owned subsidiary through a stock for stock exchange pursuant to the provision of Article 358 of the Japanese Commercial Code which did not require the approval of the General Meeting of Shareholders. The stock for stock exchange ratio was determined based on the estimated equity values of SCE and Sony on a consolidated basis. Through the stock for stock exchange, Sony Corporation provided 1,000,000 shares of its common stock to the then Executive Deputy President, Corporate Executive Officer of Sony Corporation who had owned 100 shares of SCE’s common stock. This transaction did not have a material impact on Sony’s results of operations and financial position for the fiscal year ended March 31, 2005.

Dividends from affiliated companies accounted for under the equity method for the fiscal years ended March 31, 2005, 2006 and 2007 were 13,391 million yen, 22,970 million yen and 10,475 million yen, respectively.

6. Accounts receivable securitization programs

In Japan, Sony set up several accounts receivable sales programs whereby Sony can sell up to 47,500 million yen of eligible trade accounts receivable. Through these programs, Sony can sell receivables to special purpose entities owned and operated by banks. Sony can sell receivables in which the agreed upon original due dates are no more than 190 days after the sales of receivables. These transactions are accounted for as sales in accordance with FAS No. 140, because Sony has relinquished control of the receivables. The initial sale of these receivables was completed in March 2005 in which Sony sold a total of 10,041 million yen. Total receivables sold for the fiscal years ended March 2006 and 2007 were 146,193 million yen and 152,519 million yen, respectively. Losses from these transactions were insignificant. Although Sony continues servicing the receivables subsequent to being sold, no servicing liabilities are recorded as the costs of collection of the sold receivables are insignificant.

7. Marketable securities and securities investments and other

Marketable securities and securities investments and other include debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2006				March 31, 2007
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Debt securities	2,522,864	17,021	(22,810)	2,517,075	2,517,849	23,716	(8,903)	2,532,662
Equity securities	227,079	171,921	(1,589)	397,411	281,012	128,888	(7,332)	402,568

Held-to-maturity Securities	33,193	132	(221)	33,104	36,035	165	(127)	36,073

Total	2,783,136	189,074	(24,620)	2,947,590	2,834,896	152,769	(16,362)	2,971,303

At March 31, 2007, debt securities classified as available-for-sale securities and held-to-maturity securities mainly consist of Japanese government and municipal bonds and corporate debt securities with maturities of one to ten years.

Proceeds from sales of available-for-sale securities were 613,035 million yen, 524,268 million yen and 374,612 million yen for the fiscal years ended March 31, 2005, 2006 and 2007, respectively. On those sales, gross realized gains computed on the average cost basis were 24,080 million yen, 68,096 million yen and 38,448 million yen and gross realized losses were 5,940 million yen, 3,143 million yen and 4,031 million yen, respectively.

Marketable securities classified as trading securities at March 31, 2006 and 2007 were 401,561 million yen and 376,541 million yen, respectively, which consist of debt and equity securities.

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of non-public companies. The aggregate carrying amounts of the investments in non-public companies at March 31, 2006 and 2007, totaled 59,575 million yen and 64,894 million yen, respectively. Non-public equity investments are valued at cost as fair value is not readily determinable. If the value is estimated to have declined and such decline is judged to be other than temporary, the impairment of the investment is recognized and the carrying value is reduced to its fair value.

For the fiscal years ended March 31, 2005, 2006 and 2007, Sony booked 5,696 million yen, 45,092 million yen and 11,550 million yen of net unrealized gains on trading securities primarily in the life insurance business.

The following table presents the gross unrealized losses on, and fair value of, Sony’s investment securities with unrealized losses, aggregated by investment category and the length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2007.

	Yen in millions
	Less than 12 months		12 months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
Debt securities	67,840	(124)	404,486	(8,779)	472,326	(8,903)
Equity securities	59,790	(7,104)	962	(228)	60,752	(7,332)
Held-to-maturity Securities	2,110	(6)	14,906	(121)	17,016	(127)

Total	129,740	(7,234)	420,354	(9,128)	550,094	(16,362)

In evaluating the factors for available-for-sale securities whose fair values are readily determinable, Sony presumes a decline in value to be other-than-temporary if the fair value of the security is 20 percent or more below its original cost for an extended period of time (generally for a period of up to six months). This criterion is employed as a threshold to identify securities which may have a decline in value that is other-than-temporary. The presumption of an other-than-temporary impairment in such cases may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when the decline in the fair value of the security is not more than 20 percent or such decline has not existed for an extended period of time, as a result of considering specific factors which may indicate the decline in the fair value is other-than-temporary. For the fiscal years ended March 31, 2005, 2006 and 2007, total impairment losses were 4,198 million yen, 4,029 million yen and 7,413 million yen, respectively.

At March 31, 2007, Sony determined that the decline in value for securities with unrealized losses shown in the above table is not other-than-temporary in nature.

8. Leased assets

Sony leases certain communication and commercial equipment, plant, office space, warehouses, employees’ residential facilities and other assets. Certain of these leases have renewal and purchase options.

An analysis of leased assets under capital leases is as follows:

	Yen in millions
	March 31
Class of property	2006	2007
Land	193	80
Buildings	7,437	1,859
Machinery, equipment, film costs, and others	28,870	50,506
Accumulated depreciation	(14,820)	(13,675)

	21,680	38,770

Sony has also entered into capital lease arrangements with third parties to finance certain of its theatrical productions. Film costs under capital leases at March 31, 2006 and 2007, included in the table above, were 6,589 million yen and 23,490 million yen, respectively.

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2007:

Yen in millions
Fiscal Year Ending March 31:
2008	14,113
2009	9,911
2010	6,756
2011	4,838
2012	3,405
Later years	21,491

Total minimum lease payments	60,514
Less - Amount representing interest	11,111

Present value of net minimum lease payments	49,403
Less - Current obligations	12,559

Long-term capital lease obligations	36,844

Total minimum lease payments have not been reduced by minimum sublease income of 9,584 million yen due in the future under noncancelable subleases.

Minimum rental expenses under operating leases for the fiscal years ended March 31, 2005, 2006 and 2007 were 81,391 million yen, 80,014 million yen and 85,598 million yen, respectively. Sublease rentals received under operating leases for the fiscal years ended March 31, 2005, 2006 and 2007 were 1,933 million yen, 1,350 million yen and 2,689 million yen, respectively. The total minimum rentals to be received in the future under noncancelable subleases as of March 31, 2007 were 8,936 million yen. The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2007 are as follows:

Yen in millions
Fiscal Year Ending March 31:
2008	46,154
2009	36,869
2010	27,942
2011	17,322
2012	13,807
Later years	60,629

Total minimum future rentals	202,723

9. Goodwill and intangible assets

Intangible assets acquired during the fiscal year ended March 31, 2007 totaled 54,155 million yen, which are subject to amortization and primarily consist of acquired patent rights of 24,806 million yen and software to be sold, leased or otherwise marketed of 16,694 million yen. The weighted average amortization period for acquired patent rights and software to be sold, leased or otherwise marketed is 7 years and 3 years, respectively.

Intangible assets subject to amortization are comprised of the following:

	Yen in millions
	March 31
	2006		2007
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Artist contracts	15,218	(12,218)	15,218	(13,019)
Music catalog	71,921	(24,012)	79,930	(27,669)
Acquired patent rights	67,467	(30,200)	84,482	(37,173)
Software to be sold, leased or otherwise marketed	40,007	(24,194)	42,028	(21,435)
Other	36,833	(15,133)	57,022	(26,287)

Total	231,446	(105,757)	278,680	(125,583)

The aggregate amortization expense for intangible assets for the fiscal years ended March 31, 2005, 2006 and 2007 was 24,993 million yen, 28,390 million yen and 33,168 million yen, respectively. The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Yen in millions
Fiscal Year Ending March 31,
2008	37,334
2009	31,265
2010	23,234
2011	19,534
2012	7,515

Total carrying amount of intangible assets having an indefinite life are comprised of the following:

	Yen in millions
	March 31
	2006	2007
Trademarks	58,195	58,212
Distribution agreement	18,848	18,834
Other	4,145	3,112

	81,188	80,158

The changes in the carrying amount of goodwill by operating segment for the fiscal years ended March 31, 2006 and 2007 are as follows:

	Yen in millions
	Electronics	Game	Pictures	Financial Services	All Other	Total
Balance at March 31, 2005	70,815	114,740	77,934	441	19,993	283,923
Goodwill acquired during year	3,337	1,317	947	536	382	6,519
Reallocated from music business to Electronics segment	634	—	—	—	(634)	—
Impairment losses	—	—	—	—	(534)	(534)
Other *	1,577	207	7,031	—	301	9,116

Balance at March 31, 2006	76,363	116,264	85,912	977	19,508	299,024

Goodwill acquired during year	371	301	8,595	698	1,068	11,033
Impairment losses	(5,620)	—	—	—	(237)	(5,857)
Other *	155	80	(321)	—	555	469

Balance at March 31, 2007	71,269	116,645	94,186	1,675	20,894	304,669

*	Other consists of translation adjustments and reclassification to/from other accounts.

Consistent with the presentation of business segment information in Note 24, the music business is included within All Other. Effective April 1, 2005, the Japan based disc manufacturing businesses formerly included within the music business, were reclassified to the Electronics segment, and accordingly, Sony reclassified 634 million yen of goodwill from All Other to the Electronics segment.

As described in Note 2, Sony performs an annual impairment test for goodwill. During the fiscal year ended March 31, 2006, Sony recorded an impairment loss of 534 million yen in a reporting unit included in All Other. During the fiscal year ended March 31, 2007, Sony recorded impairment losses of 5,620 million yen in reporting units in the Electronics segment, of which 5,320 million yen was related to the CRT TV business which was downsized in the U.S., and an impairment loss of 237 million yen in a reporting unit included in All Other. These impairment charges reflected the overall decline in the fair value of the subsidiaries. The fair values of the subsidiaries were estimated principally using the expected present value of future cash flows.

10. Insurance-related accounts

Sony’s life and non-life insurance subsidiaries in Japan maintain their accounting records as described in Note 2 in accordance with the accounting principles and practices generally accepted in Japan, which vary in some respects from U.S. GAAP.

Those differences are mainly that insurance acquisition costs for life and non-life insurance are charged to income when incurred in Japan whereas in the United States of America those costs are deferred and amortized generally over the premium-paying period of the related insurance policies, and that future policy benefits for life insurance calculated locally under the authorization of the supervisory administrative agencies are comprehensively adjusted to a net level premium method with certain adjustments of actuarial assumptions for U.S. GAAP purposes. For purposes of preparing the consolidated financial statements, appropriate adjustments have been made to reflect the accounting for these items in accordance with U.S. GAAP.

(1) Insurance policies:

Life insurance policies that the life insurance subsidiary underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. The life insurance revenues for the fiscal years ended March 31, 2005, 2006 and 2007 were 426,774 million yen, 453,496 million yen and 481,764 million yen, respectively. Property and casualty insurance policies that the non-life insurance subsidiary underwrites are primarily automotive insurance contracts, which are categorized as short-duration contracts. The non-life insurance revenues for the fiscal years ended March 31, 2005, 2006 and 2007 were 35,454 million yen, 42,743 million yen and 48,937 million yen, respectively.

(2) Deferred insurance acquisition costs:

Insurance acquisition costs, including such items as commission, medical examination and inspection report fees, that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits. Amortization charged to income for the fiscal years ended March 31, 2005, 2006 and 2007 amounted to 47,120 million yen, 42,933 million yen and 51,027 million yen, respectively.

(3) Future insurance policy benefits:

Liabilities for future policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed by the net level premium method based upon estimates as to future investment yield, mortality, morbidity and withdrawals. Future policy benefits are computed using interest rates ranging from approximately 0.90% to 5.00%. Mortality, morbidity and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. At March 31, 2006 and 2007, future insurance policy benefits amounted to 1,901,716 million yen and 2,085,715 million yen, respectively.

11. Short-term borrowings and long-term debt

Short-term borrowings are comprised of the following:

	Yen in millions
	March 31
	2006	2007
Unsecured loans:
with a weighted-average interest rate of 3.63%	32,066
with a weighted-average interest rate of 4.14%		42,291
Secured call money:
with a weighted-average interest rate of 0.01%	40,000
with a weighted-average interest rate of 0.21%		10,000
Secured bills sold:
with a weighted-average interest rate of 0.01%	70,700	—

	142,766	52,291

At March 31, 2007, securities investments with a book value of 10,000 million yen were pledged as collateral for call money by Sony’s Japanese bank subsidiary.

Long-term debt is comprised of the following:

	Yen in millions
	March 31
	2006	2007
Unsecured loans, representing obligations principally to banks:
Due 2006 to 2015, with interest rates ranging from 0.13% to 5.89% per annum	128,148
Due 2007 to 2018, with interest rates ranging from 0.51% to 5.89% per annum		374,091
Medium-term notes of consolidated subsidiaries:
Due 2006 with an interest rate of 4.95% per annum	58,698	—
Unsecured zero coupon convertible bonds, due 2008, convertible currently at 5,605 yen for one common share, redeemable before due date	250,000	250,000
Unsecured 1.55% bonds, due 2006 with detachable warrants	12,000	—
Unsecured 0.9% bonds, due 2007 with detachable warrants	7,300	7,300
Unsecured 0.9% bonds, due 2007 with detachable warrants	150	150
Unsecured 0.64% bonds, due 2006, net of unamortized discount	99,999	—
Unsecured 1.01% bonds, due 2010, net of unamortized discount	39,996	39,997
Unsecured 2.04% bonds, due 2010, net of unamortized discount	49,987	49,990
Unsecured 0.80% bonds, due 2010, net of unamortized discount	49,991	49,993
Unsecured 1.52% bonds, due 2011, net of unamortized discount	49,997	49,998
Unsecured 1.16% bonds, due 2012, net of unamortized discount	39,981	39,985
Unsecured 1.52% bonds, due 2013, net of unamortized discount	34,997	34,997
Unsecured 1.57% bonds, due 2015, net of unamortized discount	29,980	29,982
Unsecured 1.75% bonds, due 2015, net of unamortized discount	24,993	24,993
Unsecured 1.99% bonds, due 2007	15,000	15,000
Unsecured 2.35% bonds, due 2010	4,900	4,900
Capital lease obligations:
Due 2006 to 2019, with interest rates ranging from 1.45% to 16.00% per annum	38,280
Due 2007 to 2020, with interest rates ranging from 1.50% to 17.57% per annum		49,403
Guarantee deposits received	24,056	23,396

	958,453	1,044,175
Less - Portion due within one year	193,555	43,170

	764,898	1,001,005

There are no significant adverse debt covenants or cross-default provisions related to the above borrowings.

A summary of the exercise rights of the detachable warrants as of March 31, 2007 is as follows:

Issued on	Exercisable during	Exercise price Yen	Number of shares per warrant	Status of exercise
December 21, 2001	January 6, 2003 through December 20, 2007	6,039	100 shares of common stock of Sony Corporation	11,459 warrants outstanding

Aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

Fiscal Year Ending March 31	Yen in millions
2008	43,170
2009	296,659
2010	165,419
2011	209,841
2012	69,008

At March 31, 2007, Sony had unused committed lines of credit amounting to 700,426 million yen and can generally borrow up to 90 days from the banks with whom Sony has committed line contracts. Furthermore, Sony has Commercial Paper Programs, the size of which was 1,326,630 million yen. There was no commercial paper outstanding at March 31, 2007. Under those programs, Sony can issue commercial paper for a period generally not in excess of 270 days up to the size of the programs. In addition, Sony has Medium Term Notes programs, the size of which was 590,450 million yen. There were no Medium Term Notes outstanding at March 31, 2007.

12. Deposits from customers in the banking business

All deposits from customers in the banking business are interest bearing deposits, and are owned by Sony’s Japanese bank subsidiary which was established as an Online Internet bank for individuals. At March 31, 2006 and 2007, the balance of time deposits issued in amounts of 10 million yen or more were 75,459 million yen and 116,220 million yen, respectively.

At March 31, 2007, aggregate amounts of annual maturities of time deposits with a remaining term of more than one year are as follows:

Fiscal Year Ending March 31	Yen in millions
2009	25,296
2010	15,143
2011	4,415
2012	6,570
2013	697

13. Financial instruments

(1) Derivative instruments and hedging activities:

Sony has certain financial instruments including financial assets and liabilities acquired in the normal course of business. Such financial instruments are exposed to market risk arising from the changes of foreign currency exchange rates and interest rates. In applying a consistent risk management strategy for the purpose of reducing such risk, Sony uses derivative financial instruments, which include foreign exchange forward contracts, foreign currency option contracts, and interest rate and currency swap agreements. Foreign exchange forward contracts and foreign currency option contracts are utilized primarily to limit the exposure affected by changes in foreign currency exchange rates on cash flows generated by anticipated intercompany transactions and intercompany accounts receivable and payable denominated in foreign currencies. Interest rate and currency swap agreements are utilized primarily to lower funding costs, to diversify sources of funding and to limit Sony’s exposure associated with underlying debt instruments and available-for-sale debt securities resulting from adverse fluctuations in interest rates, foreign currency exchange rates and changes in the fair value. These instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major countries. Although Sony may be exposed to losses in the event of nonperformance by counterparties or unfavorable interest and currency rate movements, it does not anticipate significant losses due to the nature of Sony’s counterparties or hedging arrangements. These derivatives generally mature or expire within 6 months after the balance sheet date. Sony does not use these derivative financial instruments for trading or speculative purposes, except for certain derivatives utilized for portfolio investments such as interest rate swap agreements and bond future contracts in the Financial Services segment. These derivative transactions utilized for portfolio investments in the Financial Services segment are executed within a certain limit in accordance with an internal risk management policy.

Derivative financial instruments held by Sony are classified and accounted for as described below pursuant to FAS No. 133.

Fair value hedges

The derivatives designated as fair value hedges include interest rate and currency swap agreements.

Both the derivatives designated as fair value hedges and the hedged items are reflected at fair value in the consolidated balance sheet. Changes in the fair value of the derivatives designated as fair value hedges as well as offsetting changes in the carrying value of the underlying hedged items are recognized in income.

For the fiscal year ended March 31, 2005, the amount of ineffectiveness of these fair value hedges, that was reflected in earnings, was not material. For the fiscal years ended March 31, 2006 and 2007, these fair value hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash flow hedges

The derivatives designated as cash flow hedges include foreign exchange forward contracts, foreign currency option contracts and interest rate and currency swap agreements.

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. For the fiscal year ended March 31, 2005, the amount of ineffectiveness of these cash flow hedges that was reflected in earnings was not material. For the fiscal years ended March 31, 2006 and 2007, these cash flow hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of cash flow hedges. At March 31, 2007, amounts related to derivatives qualifying as cash flow hedges amounted to a net reduction of equity of 1,075 million yen. Within the next twelve months, 311 million yen is expected to be reclassified from equity into earnings as a loss.

Derivatives not designated as hedges

The derivatives not designated as hedges under FAS No. 133 include foreign exchange forward contracts, foreign currency option contracts, interest rate and currency swap agreements, interest rate and bond future contracts, stock price index option contracts and other derivatives. Changes in the fair value of derivatives not designated as hedges are recognized in income.

A description of the purpose and classification of the derivative financial instruments held by Sony is as follows:

Foreign exchange forward contracts and foreign currency option contracts

Sony enters into foreign exchange forward contracts and purchased and written foreign currency option contracts primarily to fix the cash flows from intercompany accounts receivable and payable and forecasted transactions denominated in the functional currencies (Japanese yen, U.S. dollars and euros) of Sony’s major operating units. The majority of written foreign currency option contracts are a part of range forward contract arrangements and expire in the same month with the corresponding purchased foreign currency option contracts. In January, 2007, certain derivatives that had been previously designated as cash flow hedges in accordance with FAS No. 133, were no longer designated as cash flow hedges and, accordingly, changes in the fair value of those derivatives were recognized into income after January, 2007. At March 31, 2007, the notional amount and the estimated fair value of those derivatives remaining to be designated as cash flow hedges were 50,936 million yen and 169 million yen, respectively.

Sony also enters into foreign exchange forward contracts, which effectively fix the cash flows from foreign currency denominated debt. Accordingly, these derivatives have been designated as cash flow hedges in accordance with FAS No. 133.

Foreign exchange forward contracts and foreign currency option contracts that do not qualify as hedges are marked-to-market with changes in value recognized in other income and expenses.

Foreign exchange forward contracts and foreign currency option contracts held by certain subsidiaries in the Financial Services segment are marked-to-market with changes in value recognized in financial service revenue.

Interest rate and currency swap agreements

Sony enters into interest rate and currency swap agreements, which are used for reducing the risk arising from the changes in the fair value of fixed rate debt and available-for-sale debt securities. Sony enters into interest rate and currency swap agreements, which effectively swap foreign currency denominated fixed rate debt for functional currency denominated variable rate debt. These derivatives are considered to be a hedge against changes in the fair value of Sony’s foreign denominated fixed-rate obligations. Accordingly, these derivatives have been designated as fair value hedges in accordance with FAS No. 133.

Sony also enters into interest rate and currency swap agreements that are used for reducing the risk arising from the changes in anticipated cash flows of variable rate debt and foreign currency denominated debt. Sony enters into interest rate and currency swap agreements, which effectively swap foreign currency denominated variable rate debt for functional currency denominated fixed rate debt. These derivatives are considered to be a hedge against changes in the anticipated cash flows of Sony’s foreign denominated variable rate obligations. Accordingly, these derivatives have been designated as cash flow hedges in accordance with FAS No. 133.

Certain subsidiaries in the Financial Services segment have interest rate swap agreements as part of their portfolio investments, which are marked-to-market with changes in value recognized in financial service revenue. Interest rate and currency swap agreements held by certain subsidiaries in the Financial Services segment are also marked-to-market with changes in value recognized in financial service revenue.

Any other interest rate and currency swap agreements that do not qualify as hedges, which are used for reducing the risk arising from changes of variable rate debt, are marked-to-market with changes in value recognized in other income and expenses.

Interest rate and bond future contracts

Certain subsidiaries in the Financial Services segment have interest rate and bond future contracts as part of their portfolio investments, which are marked-to-market with changes in value recognized in financial service revenue.

Bond option contracts and Stock price index option contracts

Certain subsidiaries in the Financial Services segment have bond option and stock price index option contracts as part of their portfolio investments, which are marked-to-market with changes in value recognized in financial service revenue.

Embedded derivatives

Until March 31, 2006, changes in the fair value of embedded derivatives held by certain subsidiaries in the Financial Services segment as part of their portfolio investments, which must be bifurcated from the host contracts and accounted for as derivative instruments under FAS No. 133 were recognized in income. Sony early adopted FAS No. 155 on April 1, 2006 and measures embedded derivatives at fair value as hybrid financial instruments without bifurcating them. These embedded derivatives are marked-to-market with changes in value recognized in financial service revenue. See Note 2, for further details of the adoption of FAS No. 155.

(2) Fair value of financial instruments:

The estimated fair values of Sony’s financial instruments are summarized as follows. The following summary excludes cash and cash equivalents, time deposits, notes and accounts receivable, trade, short-term borrowings, notes and accounts payable, trade and deposits from customers in the banking business that are carried at amounts which approximate fair value. The summary also excludes debt and equity securities which are disclosed in Note 7.

	Yen in millions
	March 31
	2006			2007
	Notional amount	Carrying amount	Estimated fair value	Notional amount	Carrying amount	Estimated fair value
Long-term debt including the current portion	—	(958,453)	(981,006)	—	(1,044,175)	(1,075,359)
Foreign exchange forward contracts	1,489,213	1,184	1,184	1,768,609	(291)	(291)
Currency option contracts purchased	457,380	2,540	2,540	287,833	2,404	2,404
Currency option contracts written	163,746	(2,576)	(2,576)	67,180	(462)	(462)
Interest rate swap agreements	172,430	(165)	(165)	272,608	(1,512)	(1,512)
Interest rate and currency swap agreements	14,518	(488)	(488)	8,718	(816)	(816)
Interest rate future contracts	—	—	—	115,291	9	9
Bond future contracts	13,934	111	111	6,993	1	1
Bond option contracts written	—	—	—	49,964	130	130
Stock price index option purchased	26,650	40	40	—	—	—
Embedded derivatives	411,252	70,712	70,712	—	—	—

The following are explanatory notes regarding the estimation method of fair values in the above table.

Long-term debt including the current portion

The fair values of long-term debt, including the current portion, were estimated based on either the market value or the discounted amounts of future cash flows using Sony’s current incremental debt rates for similar liabilities.

Derivative financial instruments

The fair values of foreign exchange forward contracts, foreign currency option contracts, interest rate future contracts, bond future contracts, and stock price index option contracts were estimated based on market quotations. The fair values of interest rate and currency swap agreements were estimated based on the discounted amounts of future net cash flows. The fair values of bond option contracts were based on the price obtained from brokers. As a result of the adoption of FAS No. 155, the fair values of the embedded derivatives were evaluated as hybrid financial instruments without bifurcating them and the information of these transactions are disclosed in Note 7 as debt securities.

14. Pension and severance plans

Upon terminating employment, employees of Sony Corporation and its subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments as described below. In July, 2004, Sony Corporation and certain of its subsidiaries amended their pension plans and introduced a point-based plan under which a point is added every year reflecting the individual employee’s performance over that year. Under the point-based plan, the amount of payment is determined based on sum of cumulative points from past services and interest points earned on the cumulative points regardless of whether or not the employee is voluntarily retiring.

Under the plans, in general, the defined benefits cover 65% of the indemnities under existing regulations to employees. The remaining indemnities are covered by severance payments by the companies. The pension benefits are payable at the option of the retiring employee either in a lump-sum amount or monthly pension payments. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

Sony Corporation and most of its subsidiaries in Japan had contributory funded defined benefit pension plans pursuant to the Japanese Welfare Pension Insurance Law, which consisted of a substitutional portion of the governmental welfare pension program and an additional portion which was established at the discretion of each employer. In June, 2001, the Japanese Government issued the Defined Benefit Corporate Pension Plan Act, which permitted each employer and employees’ pension fund plan to separate the substitutional portion from its employees’ pension fund and transfer the obligation and related assets to the government. In July, 2004, in accordance with the law, the Japanese Government approved applications submitted by Sony Corporation and most of its subsidiaries in Japan for an exemption from the obligation to pay benefits for future employee services related to the substitutional portion of the governmental welfare pension program. In January 2005, the government also approved applications for an exemption from the obligation to pay benefits for past employee services related to the substitutional portion. On September 20, 2005, the benefit obligation for past employee services related to the substitutional portion and the related government-specified portion of the plan assets were transferred to the government. As a result of the transfer to the government of the substitutional portion, as of March 31, 2006, Sony Corporation and most of its subsidiaries in Japan maintain funded defined benefit plans, which were established by succeeding the additional portion established at the discretion of each employer, pursuant to the Defined Benefit Corporate Pension Plan Act..

EITF Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”, requires employers to account for the entire separation process of a substitutional portion from an entire plan upon completion of the transfer of the substitutional portion of the benefit obligation and related plan assets to the government as the culmination of a series of steps in a single settlement transaction. For the fiscal year ended March 31, 2006, in accordance with EITF Issue No. 03-2, Sony recognized a government subsidy of 133,322 million yen which is the net of the amount of the accumulated benefit obligation settled and the plan assets transferred to the government. Sony also recognized a settlement loss of 59,850 million yen, the amount of which is the net of 100,253 million yen of unrecognized losses related to the substitutional portion and 40,403 million yen for the derecognition of previously accrued salary progression. The net gain of 73,472 million yen is included in selling, general and administrative expenses.

Several of Sony’s foreign subsidiaries have defined benefit pension plans or severance indemnity plans, which substantially cover all of their employees. Under such plans, the related cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on the current rate of pay and length of service.

Sony uses a measurement date of March 31 for substantially all of its pension and severance plans.

In September 2006, the FASB issued FAS No.158 which requires an employer to fully recognize the over-funded or under-funded status of its pension and other postretirement benefit plans as an asset or liability in its financial statements. In addition, the company is required to recognize as a component of other comprehensive income, net of tax, the actuarial gains or losses and prior service costs or credits that arise during the period but are not immediately recognized as components of net periodic benefit cost. FAS No. 158 should be implemented on a prospective basis rather than retrospective basis. As of March 31, 2007, Sony adopted FAS No. 158 and as a result, recognized the funded status of each applicable plan on the balance sheet. The initial impact of adopting FAS No. 158 was a 9,508 million yen reduction in accumulated other comprehensive income, net of tax. Previously established additional minimum liabilities and related intangible assets were derecognized upon the adoption of FAS No. 158.

The effect of adopting FAS No.158 on the individual line items on the balance sheet as of March 31, 2007 was as follows:

	Before Adoption of FAS No. 158	Adjustments	After Adoption of FAS No. 158
Intangibles	114	(114)	0
Other assets	2,198	(1,711)	487
Deferred income tax assets	22,214	5,412	27,626

Other current liabilities	6,067	489	6,556
Accrued pension and severance costs	157,047	8,269	165,316
Other long term liabilities	14,138	2,850	16,988
Deferred income tax liabilities	41	1,487	1,528

Accumulated other comprehensive Income (loss)	(61,951)	(9,508)	(71,459)

The components of net periodic benefit costs for the fiscal years ended March 31, 2005, 2006 and 2007 were as follows:

Japanese plans:

	Yen in millions
	Fiscal Year Ended March 31
	2005	2006	2007
Service cost	31,971	26,561	27,175
Interest cost	21,364	16,504	13,494
Expected return on plan assets	(16,120)	(17,290)	(17,299)
Amortization of net transition asset	(375)	(104)	—
Recognized actuarial loss	20,236	14,393	10,072
Amortization of prior service costs	(7,216)	(10,229)	(10,321)
Gains on curtailments and settlements	(876)	—	—
Settlement loss resulting from the transfer of the substitutional portion	—	59,850	—

Net periodic benefit costs	48,984	89,685	23,121

Foreign plans:

	Yen in millions
	Fiscal Year Ended March 31
	2005	2006	2007
Service cost	6,419	6,852	7,664
Interest cost	8,091	8,318	10,179
Expected return on plan assets	(6,712)	(7,112)	(9,123)
Amortization of net transition asset	(18)	21	27
Recognized actuarial loss	1,637	1,674	2,536
Amortization of prior service costs	(114)	(240)	(295)
Losses on curtailments and settlements	1,713	915	120

Net periodic benefit costs	11,016	10,428	11,108

The estimated net actuarial loss, prior service cost and obligation (asset) existing at transition for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit costs over the next fiscal year are 12,958 million yen, 10,373 million yen and 20 million yen, respectively.

The changes in the benefit obligation and plan assets as well as the funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2006	2007	2006	2007
Change in benefit obligation:
Benefit obligation at beginning of the fiscal year	901,726	619,869	153,598	194,169
Service cost	26,561	27,175	6,852	7,664
Interest cost	16,504	13,494	8,318	10,179
Plan participants’ contributions	—	—	609	557
Amendments	(11,522)	(1,693)	238	(898)
Actuarial (gain) loss	(3,200)	(7,053)	20,183	4,693
Foreign currency exchange rate changes	—	—	17,506	9,040
Curtailments and settlements	—	—	(4,465)	—
Benefits paid	(18,630)	(15,251)	(8,670)	(8,524)
Transfer of the substitutional portion to the government	(291,570)	—	—	—

Benefit obligation at end of the fiscal year	619,869	636,541	194,169	216,880

Change in plan assets:
Fair value of plan assets at beginning of the fiscal year	534,451	489,328	92,025	104,394
Actual return on plan assets	51,766	4,199	11,209	14,393
Foreign currency exchange rate changes	—	—	5,059	13,268
Employer contribution	32,867	37,032	5,493	21,820
Plan participants’ contributions	—	—	609	557
Curtailments and settlements	—	—	(4,006)	(120)
Benefits paid	(11,911)	(11,299)	(5,995)	(8,524)
Transfer of the substitutional portion to the government	(117,845)	—	—	—

Fair value of plan assets at end of the fiscal year	489,328	519,260	104,394	145,788

Funded status at end of year	(130,541)	(117,281)	(89,775)	(71,092)

Unrecognized actuarial loss	169,915	—	41,587	—
Unrecognized net transition asset	—	—	153	—
Unrecognized prior service cost	(135,733)	—	(911)	—

Net amount recognized	(96,359)	(117,281)	(48,946)	(71,092)

Amounts recognized in the consolidated balance sheet consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2006	2007	2006	2007
Noncurrent assets	2,650	14	1,383	473
Current liabilities	—	—	—	(6,556)
Noncurrent liabilities	(134,849)	(117,295)	(70,986)	(65,009)
Accumulated other comprehensive income - Minimum pension liabilities	35,840	—	20,657	—

Ending Balance	(96,359)	(117,281)	(48,946)	(71,092)

Amounts recognized in accumulated other comprehensive income, excluding tax effects, consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2006	2007	2006	2007
Minimum pension liabilities	35,840	—	20,657	—
Prior service cost (credit)	—	(127,106)	—	(1,403)
Net actuarial loss (gain)	—	200,618	—	38,474
Obligation (asset) existing at transition	—	—	—	343

Ending Balance	35,840	73,512	20,657	37,414

The accumulated benefit obligation for all defined benefit pension plans follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2006	2007	2006	2007
Accumulated benefit obligation	613,055	635,603	143,031	181,356

The projected benefit obligations, the accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2006	2007	2006	2007
Projected benefit obligations	617,883	638,560	158,353	187,637
Accumulated benefit obligations	612,410	634,847	139,431	171,735
Fair value of plan assets	488,588	518,375	99,798	136,361

Weighted-average assumptions used to determine benefit obligations as of March 31, 2006 and 2007 were as follows:

Japanese plans:

	March 31
	2006	2007
Discount rate	2.2%	2.3%
Rate of compensation increase	3.2	2.5

Foreign plans:

	March 31
	2006	2007
Discount rate	5.1%	5.3%
Rate of compensation increase	3.7	3.6

Weighted-average assumptions used to determine the net periodic benefit costs for the fiscal years ended March 31, 2005, 2006 and 2007 were as follows:

Japanese plans:

	Fiscal Year Ended March 31
	2005	2006	2007
Discount rate	2.4%	2.3%	2.2%
Expected return on plan assets	3.2	3.5	3.7
Rate of compensation increase	3.0	3.3	3.2

Foreign plans:

	Fiscal Year Ended March 31
	2005	2006	2007
Discount rate	5.8%	5.4%	5.1%
Expected return on plan assets	7.8	7.8	7.3
Rate of compensation increase	4.0	3.7	3.6

As required under FAS No. 87, “Employers’ Accounting for Pensions”, the assumptions are reviewed in accordance with changes in circumstances.

To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as historical and expected long-term rate of returns on various categories of plan assets.

Following FAS No. 132(R), “Employers’ Disclosure about Pensions and Other Postretirement Benefits”, the weighted-average rate of compensation increase is calculated based on the pay-related plans only. The point-based plans discussed above are excluded from the calculation because payments made under the plan are not based on employee compensation.

Weighted-average pension plan asset allocations based on the fair value of such assets as of March 31, 2006 and 2007 were as follows:

Japanese plans:

	March 31
	2006	2007
Equity securities	38.1%	38.6%
Debt securities	47.7	48.6
Cash	6.0	5.3
Other	8.2	7.5

Total	100.0%	100.0%

Foreign plans:

	March 31
	2006	2007
Equity securities	69.1%	69.0%
Debt securities	20.8	18.4
Real estate	6.8	6.3
Other	3.3	6.3

Total	100.0%	100.0%

For the pension plans of Sony Corporation and most of its subsidiaries in Japan, the target allocation as of March 31, 2007, is, as a result of our Asset Liability management, 34% of public equity, 56% of fixed income securities and 10% of other. When determining an appropriate asset allocation, diversification among assets is duly considered.

Sony makes contributions to its defined benefit pension plans as deemed appropriate by management after considering the fair value of plan assets, expected return on plan assets and the present value of benefit obligations. Sony expects to contribute approximately 37 billion yen to the Japanese plans and approximately 5 billion yen to the foreign plans during the fiscal year ending March 31, 2008.

The expected future benefit payments are as follows:

	Japanese plans	Foreign plans
	Yen in millions	Yen in millions
Fiscal Year Ending March 31,
2008	19,204	9,310
2009	21,096	8,034
2010	25,443	8,893
2011	28,984	9,824
2012	30,357	10,337
2013 – 2017	169,549	68,489

15. Stockholders’ equity

(1) Subsidiary tracking stock:

On June 20, 2001, Sony Corporation issued shares of subsidiary tracking stock in Japan, the economic value of which was intended to be linked to the economic value of Sony Communication Network Corporation (“SCN”), a directly and indirectly wholly-owned subsidiary of Sony Corporation which is engaged in Internet-related services. The subsidiary tracking stock holders had no direct rights in the equity or assets of SCN or the assets of Sony Corporation.

On October 26, 2005, the Board of Directors of Sony Corporation decided to terminate all shares of subsidiary tracking stock and convert such shares to shares of Sony common stock. All shares of subsidiary tracking stock were converted to shares of Sony common stock on December 1, 2005. As a result of the conversion, the number of shares of Sony common stock to be issued upon conversion was calculated by multiplying the number of shares of subsidiary tracking stock as of November 30, 2005 by 1.114. The number of shares of Sony common stock issued upon conversion was 3,452,808.

SCN subsequently changed its name to So-net Entertainment Corporation (“So-net”) in October, 2006.

(2) Common stock:

Changes in the number of shares of common stock issued and outstanding during the fiscal years ended March 31, 2005, 2006 and 2007 have resulted from the following:

Number of shares
Balance at March 31, 2004	926,418,280
Conversion of convertible bonds	70,765,533
Exercise of stock acquisition rights	27,400

Balance at March 31, 2005	997,211,213
Conversion of convertible bonds	484,200
Conversion of subsidiary tracking stock	3,452,808
Exercise of stock acquisition rights	531,443

Balance at March 31, 2006	1,001,679,664
Conversion of convertible bonds	197,700
Exercise of stock acquisition rights	1,019,900

Balance at March 31, 2007	1,002,897,264

At March 31, 2007, 58,790,733 shares of common stock would be issued upon the conversion or exercise of all convertible bonds, warrants and stock acquisition rights outstanding.

Conversions of convertible bonds into common stock are accounted for in accordance with the provisions of the Japanese Company Law by crediting approximately one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.

Sony Corporation may purchase its own shares at any time by a resolution of the Board of Directors up to the retained earnings available for dividends to shareholders, in accordance with Japanese Company Law. No common stock and subsidiary tracking stock had been acquired by the resolution of the Board of Directors during the fiscal years ended March 31, 2006 and 2007.

(3) Retained earnings:

The amount of statutory retained earnings of Sony Corporation available for dividends to shareholders as of March 31, 2007 was 660,036 million yen. The appropriation of retained earnings for the fiscal year ended March 31, 2007, including cash dividends for the six-month period ended March 31, 2007, has been incorporated in the accompanying consolidated financial statements. This appropriation of retained earnings was approved at the meeting of the Board of Directors of Sony Corporation held on May 15, 2007 and was then recorded in the statutory books of account, in accordance with the Japanese Company Law.

Retained earnings include Sony’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of 13,557 million yen and 102,216 million yen at March 31, 2006 and 2007, respectively.

(4) Other comprehensive income:

Other comprehensive income for the fiscal years ended March 31, 2005, 2006 and 2007 is comprised of the following:

	Yen in millions
	Pre-tax amount	Tax benefit/(expense)	Net-of-tax amount
For the fiscal year ended March 31, 2005:
Unrealized gains on securities -
Unrealized holding gains (losses) arising during the period	7,184	(1,541)	5,643
Less : Reclassification adjustment included in net income	(18,140)	5,216	(12,924)
Unrealized losses on derivative instruments -
Unrealized holding gains (losses) arising during the period	(2,015)	1,806	(209)
Less : Reclassification adjustment included in net income	(2,848)	1,167	(1,681)
Minimum pension liability adjustment	(1,700)	931	(769)
Foreign currency translation adjustments -
Translation adjustments arising during the period	76,585	(2,361)	74,224

Other comprehensive income	59,066	5,218	64,284

For the fiscal year ended March 31, 2006:
Unrealized gains on securities -
Unrealized holding gains (losses) arising during the period	125,263	(45,633)	79,630
Less : Reclassification adjustment included in net income	(64,953)	23,458	(41,495)
Unrealized losses on derivative instruments -
Unrealized holding gains (losses) arising during the period	14,888	(7,023)	7,865
Less : Reclassification adjustment included in net income	(12,597)	5,173	(7,424)
Minimum pension liability adjustment	88,941	(38,735)	50,206
Foreign currency translation adjustments -
Translation adjustments arising during the period	143,888	(3,415)	140,473
Less : Reclassification adjustment included in net income	(17)	—	(17)

Other comprehensive income	295,413	(66,175)	229,238

	Yen in millions
	Pre-tax amount	Tax benefit/(expense)	Net-of-tax amount
For the fiscal year ended March 31, 2007:
Unrealized gains on securities -
Unrealized holding gains (losses) arising during the period	6,242	721	6,963
Less : Reclassification adjustment included in net income	(34,416)	12,745	(21,671)
Unrealized losses on derivative instruments -
Unrealized holding gains (losses) arising during the period	10,786	(3,879)	6,907
Less : Reclassification adjustment included in net income	(10,056)	4,123	(5,933)
Minimum pension liability adjustment	(8,160)	5,406	(2,754)
Foreign currency translation adjustments - Translation adjustments arising during the period	88,957	(2,644)	86,313

Other comprehensive income	53,353	16,472	69,825

During the fiscal year ended March 31, 2006, gains of 17 million yen of foreign currency translation adjustments were transferred from other comprehensive income to net income as a result of the liquidation of certain foreign subsidiaries.

16. Stock-based compensation plans

Sony has four types of stock-based compensation plans as incentive plans for selected directors, corporate executive officers and employees.

(1) Warrant plan:

Upon issuance of unsecured bonds with detachable warrants, which are described in Note 11, Sony Corporation has purchased all of the detachable warrants and distributed them to selected directors, corporate executive officers and employees of Sony. By exercising a warrant, directors, corporate executive officers and employees can purchase the common stock of Sony Corporation, the number of which is designated by each plan. The warrants generally vest ratably over a period of three years, and are exercisable up to six years from the date of grant.

Presented below is a summary of the activities regarding common stock warrants during the fiscal year ended March 31, 2007.

	Fiscal Year Ended March 31
	2007
	Number of Shares	Weighted- average exercise price	Weighted- average remaining life	Total Intrinsic Value
		Yen	Years	Yen in millions
Outstanding at beginning of the fiscal year	2,068,300	8,901
Expired	(922,400)	12,457

Outstanding at end of the fiscal year	1,145,900	6,039	0.75	—

Exercisable at end of the fiscal year	1,145,900	6,039	0.75	—

There were no warrants granted or exercised during the fiscal years ended March 31, 2005, 2006 and 2007. All outstanding warrants were exercisable at March 31, 2007.

(2) Convertible Bond plan:

Sony has an equity-based compensation plan for selected executives of Sony’s U.S. subsidiaries using U.S. dollar-denominated non-interest bearing convertible bonds, which have characteristics similar to that of an option plan. Each convertible bond can be converted into 100 shares of the common stock of Sony Corporation at an exercise price based on the prevailing market rate shortly before the date of grant. The convertible bonds vest ratably over a three-year period and are exercisable up to ten years from the date of grant. As the convertible bonds were issued in exchange for a non-interest bearing employee loan and a right of offset exists between the convertible bonds and the employee loans, no accounting recognition was given to either the convertible bonds or the employee loans in Sony’s consolidated balance sheet.

Presented below is a summary of the activities regarding the convertible bond plan during the fiscal year ended March 31, 2007.

	Fiscal Year Ended March 31
	2007
	Number of Shares	Weighted- average exercise price	Weighted- average remaining life	Total Intrinsic Value
		Yen	Years	Yen in millions
Outstanding at beginning of the fiscal year	2,493,500	8,133
Exercised	(197,700)	5,975
Expired	(560,500)	6,186

Outstanding at end of the fiscal year	1,735,300	9,008	4.27	—

Exercisable at end of the fiscal year	1,735,300	9,008	4.27	—

There were no shares granted under the convertible bond plan during the fiscal years ended March 31, 2005, 2006 and 2007. The total intrinsic value of shares exercised under the convertible bond plan during the fiscal years ended March 31, 2006 and 2007 was 122 million yen and 73 million yen, respectively. There were no shares exercised under the convertible bond plan during the fiscal year ended March 31, 2005. All shares under the convertible bond plan were exercisable as of March 31, 2007.

(3) Stock Acquisition Rights plan:

During the fiscal year ended March 31, 2003, Sony adopted an equity-based compensation plan that issues common stock acquisition rights for the purpose of granting stock options to selected directors, corporate executive officers and employees of Sony, pursuant to the Commercial Code of Japan. The stock acquisition rights generally vest ratably over a period of three years and are exercisable up to ten years from the date of grant.

The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal years ended March 31, 2005, 2006 and 2007 were 1,085 yen, 1,585 yen and 1,770 yen, respectively. The fair value of stock acquisition rights granted on the date of grant and used to recognize compensation expense for the fiscal year ended March 31, 2007, and the pro-forma impacts on net income for the fiscal years ended March 31, 2005 and 2006 were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal Year Ended March 31
Weighted-average assumptions	2005	2006	2007
Risk-free interest rate	2.04%	2.90%	3.28%
Expected lives	3.54 years	6.14 years	6.30 years
Expected volatility	35.56%	39.50%	34.17%
Expected dividends	0.62%	0.61%	0.53%

Presented below is a summary of the activities regarding the stock acquisition rights plan during the fiscal year ended March 31, 2007.

	Fiscal Year Ended March 31
	2007
	Number of Shares	Weighted- average exercise price	Weighted- average remaining life	Total Intrinsic Value
		Yen	Years	Yen in millions
Outstanding at beginning of the fiscal year	9,100,700	4,351
Granted	2,519,300	4,693
Exercised	(1,019,900)	4,235
Forfeited or expired	(301,500)	4,457

Outstanding at end of the fiscal year	10,298,600	4,461	7.97	15,606

Exercisable at end of the fiscal year	4,796,300	4,470	6.92	7,237

The total intrinsic value of shares exercised under the stock acquisition rights plan during the fiscal years ended March 31, 2005, 2006 and 2007 was 12 million yen, 383 million yen and 1,622 million yen, respectively.

Presented below is a summary of the activities regarding the nonvested stock acquisition rights during the fiscal year ended March 31, 2007.

	Fiscal Year Ended March 31
	2007
	Number of Shares	Weighted- average Grant-date Fair value
		Yen
Outstanding at beginning of the fiscal year	5,964,500	1,437
Granted	2,519,300	1,770
Vested	(2,734,500)	1,362
Forfeited or expired	(247,000)	1,483

Outstanding at end of the fiscal year	5,502,300	1,625

As of March 31, 2007, there was 4,249 million yen of total unrecognized compensation expense related to nonvested stock acquisition rights. This expense is expected to be recognized over a weighted-average period of 1.89 years. The total fair value of stock acquisition rights vested during the fiscal years ended March 31, 2005, 2006 and 2007 was 4,690 million yen, 4,182 million yen and 3,670 million yen, respectively.

The total cash received from the exercises under all the stock-based compensation plans during the fiscal years ended March 31, 2005, 2006 and 2007 was 105 million yen, 4,681 million yen and 5,566 million yen, respectively. There was no actual income tax benefit realized for tax deductions from the exercise for the fiscal year ended March 31, 2005. The actual income tax benefit realized for tax deductions from the exercise of all the stock-based compensation plans totaled 152 million yen for the fiscal year ended March 31, 2006. There was no actual income tax benefit realized for tax deductions from the exercise for the fiscal year ended March 31, 2007.

As a result of the establishment of the joint venture between Sony’s recorded music business with the recorded music business of Bertelsmann AG (Note 5), employees of Sony’s recorded music business who were granted options under the convertible bond and stock acquisition rights plans prior to the establishment of the joint venture are no longer considered employees of Sony under FAS No. 123 as these individual are now employees of SONY BMG which is accounted for under the equity method. As a result, a compensation charge of 340 million yen was recorded in the fiscal year ended March 31, 2005 based on the fair value method of accounting for stock-based compensation using the Black-Scholes option-pricing model.

(4) Stock appreciation rights (“SARs”) plan:

Sony granted SARs in Japan, Europe and the United States of America for selected employees. Under the terms of these plans, employees upon exercise of such rights receive cash equal to the amount that the market price of Sony Corporation’s common stock exceeds the strike price of the SARs. The SARs generally vest ratably over a period of three years, and are generally exercisable up to six to ten years from the date of grant. Sony uses various strategies to minimize the compensation expense associated with the SAR plans in the United States of America and Europe.

There were no SARs granted during the fiscal years ended March 31, 2005, 2006 and 2007. As of March 31, 2007, there were 111,200 SARs outstanding and the weighted-average exercise price was 9,133 yen. All SARs were exercisable as of March 31, 2007.

As all outstanding SARs were fully vested upon the adoption of FAS No.123(R), compensation expense for the SARs continues to be accounted for under the intrinsic value method in which compensation expense is measured as the excess of the quoted market price of Sony Corporation’s common stock over the SARs strike price, which was the method used under FAS No. 123. For the fiscal year ended March 31, 2005, Sony recognized a reduction in SARs compensation expense of 74 million yen. For the fiscal years ended March 31, 2006 and 2007, Sony recognized 70 million yen and 7 million yen of SARs compensation expense.

17. Restructuring charges and asset impairments

As part of its effort to improve the performance of the various businesses, Sony has undertaken a number of restructuring initiatives within its Electronics segment, Pictures segment and All Other. For the fiscal years ended March 31, 2005, 2006 and 2007, Sony recorded total restructuring charges of 89,963 million yen, 138,692 million yen and 38,770 million yen, respectively. Significant restructuring charges and asset impairments include the following:

Electronics Segment

In an effort to improve the performance of the Electronics segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. For the fiscal years ended March 31, 2005, 2006 and 2007, Sony recorded total restructuring charges of 83,227 million yen, 125,802 million yen and 37,421 million yen, respectively, within the Electronics segment. Significant restructuring activities are as follows:

Downsizing of CRT TV display operations -

Due to the worldwide market shrinkage and demand shift from CRT displays to LCD panel displays, Sony has implemented a worldwide plan to rationalize production facilities of CRT TV display and has been downsizing its business over several years.

In the fiscal year ended March 31, 2005, as part of this restructuring program, Sony recorded a non-cash impairment charge of 7,479 million yen for CRT TV display manufacturing facilities located in Europe.

In the fiscal year ended March 31, 2006, Sony continued to restructure its CRT TV operations. As part of this restructuring program, Sony made a decision to discontinue certain CRT TV display manufacturing operations in the U.S. Restructuring charges totaling 32,488 million yen consisted of personnel related costs of 1,962 million yen and non-cash equipment impairment, disposal and other costs of 30,526 million yen. Of the total restructuring charges, 6,982 million yen was recorded in cost of sales, and 25,506 million yen was included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. In addition, Sony recorded a non-cash impairment charge of 2,856 million yen for CRT TV display manufacturing facilities located in Southeast Asia.

In the fiscal year ended March 31, 2007, as part of this restructuring program, Sony recorded a non-cash impairment charge of 1,670 million yen for CRT TV display manufacturing facilities located in the U.S. The impairment charges were calculated as the difference between the carrying value of the asset group and the present value of estimated future cash flows. The charges were recorded in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. These restructuring programs were all completed by March 31, 2007 and no liability existed as of March 31, 2007.

Closing of a semiconductor plant in the U.S. -

Due to a significant decline in the business conditions of the U.S. semiconductor industry, Sony made a decision in the fourth quarter of the fiscal year ended March 31, 2003, to close a semiconductor plant in the U.S. In connection with this restructuring activity, Sony sold the facilities and recorded a gain on disposal of 1,794 million yen during the fiscal year ended March 31, 2005. The gain was included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. This restructuring activity was completed in the fiscal year ended March 31, 2005 and total restructuring charges of 4,936 million yen, net of the gain on the sale of the facilities discussed above, have been incurred through March 31, 2005. No liability existed as of March 31, 2007.

Downsizing of LCD rear-projection televisions operations -

Due to a significant decline in the business conditions of the European LCD rear-projection television industry, Sony made a decision in the fiscal year ended March 31, 2007, to discontinue certain LCD rear-projection television production in Europe. Restructuring charges totaling 3,844 million yen consisted of inventory write downs and accruals for supplier claims. Of the total restructuring charges, 3,782 million yen was recorded in cost of sales in the consolidated statements of income. This phase of the restructuring program was completed in the fiscal year ended March 31, 2007 and the remaining liability balance as of March 31, 2007 was 1,190 million yen with the balance of the liabilities expected to be paid during the fiscal year ending March 31, 2008.

Retirement Programs -

In addition to the restructuring efforts disclosed above, Sony has undergone several headcount reduction programs to further reduce operating costs in its Electronics segment. As a result of these programs, Sony recorded restructuring charges totaling 50,960 million yen, 45,116 million yen and 9,704 million yen for the fiscal years ended March 31, 2005, 2006 and 2007, respectively, and these charges were included in selling, general and administrative expenses in the consolidated statements of income. These staff reductions were achieved worldwide mostly through the implementation of early retirement programs. The remaining liability balance as of March 31, 2007 was 7,226 million yen and will be paid throughout the fiscal year ending March 31, 2008. Sony will continue to implement programs to reduce headcount by streamlining business operations, including closure and consolidation of manufacturing sites, as well as headquarters and administrative functions.

Pictures Segment

In an effort to improve the performance of the Pictures segment, Sony underwent a fixed cost reduction program during the fiscal year ended March 31, 2005 to reduce its operating costs. The Pictures segment completed the fixed cost reduction program during the fiscal year ended March 31, 2005 and recorded 385 million yen of restructuring costs. These restructuring charges consisted primarily of personnel related costs of 292 million yen, which were included in selling, general and administrative expenses in the consolidated statements of income. There were no restructuring charges incurred for the fiscal years ended March 31, 2006 and 2007 and no liability existed for this activity as of March 31, 2007.

All Other (Music Business)

Due to the continued contraction of the worldwide music market, Sony has been actively repositioning the music business for the future by looking to create a more effective and profitable business model. As part of this restructuring program, Sony combined its recorded music business with the recorded music business of Bertelsmann AG to form SONY BMG, a joint venture that is accounted for under the equity method. See Note 5 for more information on this transaction. The most significant restructuring charge in the music business for the past three years was in the fiscal year ended March 31, 2005, where a charge of 3,025 million yen was recorded. This worldwide restructuring of the music business was completed during the fiscal year ended March 31, 2006, and the total cost of the program was 52,702 million yen, which was incurred from the inception of the program through the fiscal year ended March 31, 2006. The restructuring costs within the music business do not include the restructuring costs of SONY BMG since the establishment of the joint venture. At March 31, 2007, the remaining liability balance was 211 million yen, which is expected to be settled during the fiscal year ended March 31, 2008.

In addition to the above, Sony also recorded restructuring charges of 803 million yen, 346 million yen and 1,329 million yen for the fiscal years ended March 31, 2005, 2006 and 2007, respectively, in Japan, which were primarily personnel related costs included in selling, general and administrative expenses in the consolidated statements of income.

During the fiscal year ended March 31, 2005, in continuation of the worldwide restructuring program and in connection with the establishment of the joint venture with Bertelsmann AG (Note 5), Sony recorded restructuring charges totaling 3,025 million yen within the music business. Restructuring activities included the shutdown of certain distribution operations that were no longer required as a result of the recorded music joint venture with Bertelsmann AG as well as the further rationalization of overhead functions through staff reductions. The restructuring charges consisted of personnel related costs of 883 million yen and other related costs of 2,142 million yen.

All Other (U.S. Entertainment Complex)

As part of its efforts to restructure and eliminate certain non-core businesses, Sony reached an agreement to sell a U.S. entertainment complex in March 2006. As a result, Sony recorded an impairment charge of 8,522 million yen. The impairment charge was based on the negotiated sales price of the complex, and was recorded in loss on sale, disposal or impairment of assets, net in the consolidated statements of income.

The changes in the accrued restructuring charges for the fiscal years ended March 31, 2005, 2006 and 2007 are as follows:

	Yen in millions
	Employee termination benefits	Non-cash write-downs and disposals	Other associated costs	Total
Balance at March 31, 2004	24,650	—	7,988	32,638
Restructuring costs	53,563	25,564	10,836	89,963
Non-cash charges	—	(25,564)	—	(25,564)
Cash payments	(61,523)	—	(10,427)	(71,950)
Adjustments*	(1,705)	—	(3,096)	(4,801)

Balance at March 31, 2005	14,985	—	5,301	20,286
Restructuring costs	48,255	76,999	13,438	138,692
Non-cash charges	—	(76,999)	—	(76,999)
Cash payments	(42,152)	—	(7,929)	(50,081)
Adjustments	(1,227)	—	3	(1,224)

Balance at March 31, 2006	19,861	—	10,813	30,674
Restructuring costs	10,790	15,467	12,513	38,770
Non-cash charges	—	(15,467)	—	(15,467)
Cash payments	(23,052)	—	(14,705)	(37,757)
Adjustments	(152)	—	1,277	1,125

Balance at March 31, 2007	7,447	—	9,898	17,345

*	Adjustments primarily consist of the transfer of the accrued restructuring charges to SONY BMG, a joint venture with Bertelsmann AG (Note 5).

18. Research and development costs, advertising costs and shipping and handling costs

(1) Research and development costs:

Research and development costs charged to cost of sales for the fiscal years ended March 31, 2005, 2006 and 2007 were 502,008 million yen, 531,795 million yen and 543,937 million yen, respectively.

(2) Advertising costs:

Advertising costs included in selling, general and administrative expenses for the fiscal years ended March 31, 2005, 2006 and 2007 were 359,661 million yen, 419,508 million yen and 505,462 million yen, respectively.

(3) Shipping and handling costs:

Shipping and handling costs for finished goods included in selling, general and administrative expenses for the fiscal years ended March 31, 2005, 2006 and 2007 were 107,983 million yen, 114,500 million yen and 120,442 million yen, respectively, which included the internal transportation costs of finished goods.

19. Gain on change in interest in subsidiaries and equity investees

On August 2, 2004, Monex Inc., which provided on-line security trading services in Japan, and Nikko Beans, Inc. established Monex Beans Holdings, Inc. by way of share transfer of the then existing shares of Monex Inc. and Nikko Beans, Inc. At this establishment, 1 share of Monex Beans Holdings, Inc. was allotted to each share of Monex Inc. and 3.4 shares of Monex Beans Holdings, Inc. were allotted to each share of Nikko Beans, Inc. As a result of this share transfer, Monex Beans Holdings, Inc. issued 2,344,687 shares and Sony recorded a gain of 8,951 million yen and provided deferred taxes on this gain. This issuance reduced Sony’s ownership interest from 29.9% to 20.1%.

In September 2004, So-net M3 Inc., which provides medical services via the Internet in Japan, issued 2,800 shares at 850,000 yen per share with a total value of 2,380 million yen in connection with its initial public offering. So-net, a parent company of So-net M3 Inc., sold 3,260 shares of So-net M3 Inc., at 790,500 yen per share with a total value of 2,577 million yen. In October 2004, So-net sold 740 shares of So-net M3 Inc., at 790,500 yen per share with a total value of 585 million yen. As a result of these transactions, Sony recorded a 1,823 million yen gain on issuance of stock by So-net M3 Inc. and provided deferred taxes on this gain. In addition, Sony recorded a 2,876 million yen gain on the sale of its shares of So-net M3 Inc. These transactions reduced Sony’s ownership interest from 90.0% to 74.8%.

In January 2005, DeNA Co., Ltd., whose field of business is the operation of on-line auction websites in Japan, issued 14,000 shares at 204,600 yen per share with a total value of 2,864 million yen in connection with its initial public offering. In March 2005, So-net, which had owned a 27.7% interest in DeNA Co., Ltd., sold 2,000 shares of DeNA Co., Ltd. at 204,600 yen per share with a total value of 409 million yen. As a result of these transactions, Sony recorded a 686 million yen gain on issuance of stock by DeNA Co., Ltd. and provided deferred taxes on this gain. In addition, Sony recorded a 76 million yen gain on the sale of its shares of DeNA Co., Ltd. These transactions reduced Sony’s ownership interest from 27.7% to 24.8%.

In addition to the above transactions, for the fiscal year ended March 31, 2005, Sony recognized 1,911 million yen of other gains on change in interest in subsidiaries and equity investees resulting in total gains of 16,322 million yen.

In June 2005, So-net sold 17,935 shares of So-net M3 Inc., at 694,600 yen per share with a total value of 12,458 million yen. As a result of this sale, Sony recorded an 11,979 million yen gain and provided deferred taxes on this gain. This sale reduced Sony’s ownership interest from 74.8% to 60.8%.

In June 2005, So-net sold 7,000 shares of DeNA Co., Ltd. at 863,040 yen per share with a total value of 6,041 million yen. In March 2006, DeNA Co., Ltd. issued 14,300 shares at 314,138 yen per share with a total value of 4,492 million yen in connection with its private offering. As a result of these transactions, Sony recorded an 821 million yen gain on issuance of stock by DeNA Co., Ltd. and provided deferred taxes on this gain. In addition, Sony recorded a 5,817 million yen gain on the sale of its shares of DeNA Co., Ltd. These transactions reduced Sony’s ownership interest from 24.8% to 19.1%.

In September 2005, Sony Corporation sold 230,000 shares of Monex Beans Holdings, Inc. at 119,040 yen per share with a total value of 27,379 million yen. As a result of this sale, Sony recorded a 20,590 million yen gain and provided deferred taxes on this gain. This sale reduced Sony’s ownership interest from 20.1% to 10.3%. See Note 5 for more information on this transaction.

In December 2005, So-net issued 20,000 shares at 320,960 yen per share with a total value of 6,419 million yen in connection with its initial public offering. Sony Corporation and Sony Finance International Inc., which had owned 82.6% and 17.4% interests in So-net, respectively, sold 66,000 shares and 4,000 shares of So-net, respectively, at 320,960 yen per share with a total value of 22,467 million yen. In January 2006, Sony Corporation sold 12,000 shares of So-net at 320,960 yen per share with a total value of 3,852 million yen. As a result of these transactions, Sony recorded a 4,226 million yen on gain on issuance of stock by So-net and provided deferred taxes on this gain. In addition, Sony recorded a 17,321 million yen gain on the sale of its shares of So-net. These transactions reduced Sony’s ownership interest from 100% to 60.1%.

In addition to the above transactions, for the fiscal year ended March 31, 2006, Sony recognized 80 million yen of other gains on change in interest in subsidiaries and equity investees resulting in total gains of 60,834 million yen.

In June 2006, Sony sold 51.0% of its ownership interest in StylingLife Holdings Inc., a holding company covering six retail companies within Sony Group previously included within All Other. In November 2006, Sony sold an additional portion of its ownership interest in StylingLife Holdings Inc. These transactions reduced Sony’s ownership interest from 100% to 22.5%. As a result of this sale, Sony recorded a 27,398 million yen gain and provided deferred taxes on this gain.

In addition to the above transaction, for the fiscal year ended March 31, 2007, Sony recognized 4,111 million yen of other gains on change in interest in subsidiaries and equity investees resulting in total gains of 31,509 million yen.

These transactions were not part of a broader corporate reorganization and the reacquisition of such shares was not contemplated at the time of issuance.

20. Income taxes

Income before income taxes and income tax expense is comprised of the following:

	Yen in millions
	Fiscal Year Ended March 31
	2005	2006	2007
Income (loss) before income taxes:
Sony Corporation and subsidiaries in Japan	5,005	243,927	174,689
Foreign subsidiaries	152,202	42,402	(72,652)

	157,207	286,329	102,037

Income taxes - Current:
Sony Corporation and subsidiaries in Japan	23,497	55,154	51,395
Foreign subsidiaries	62,013	41,246	15,686

	85,510	96,400	67,081

Income taxes - Deferred:
Sony Corporation and subsidiaries in Japan	4,976	105,938	27,331
Foreign subsidiaries	(74,442)	(25,823)	(40,524)

	(69,466)	80,115	(13,193)

Total income tax expense	16,044	176,515	53,888

Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	Fiscal Year Ended March 31
	2005	2006	2007
Statutory tax rate	41.0%	41.0%	41.0%

Increase (reduction) in taxes resulting from:
Non deductible expenses	1.5	0.9	12.2
Income tax credits	(0.1)	(1.3)	(28.8)
Change in valuation allowances	(22.7)	21.6	(2.9)
Increase (decrease) in deferred tax liabilities on undistributed earnings of foreign subsidiaries and affiliates	(4.0)	4.5	12.8
Lower tax rate applied to life and non-life insurance business in Japan	(1.9)	(3.2)	(4.0)
Foreign income tax differential	(3.1)	(1.4)	13.1
Adjustments to tax accrual and reserves	3.1	(1.2)	4.9
Other	(3.6)	0.7	4.5

Effective income tax rate	10.2%	61.6%	52.8%

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31
	2006	2007
Deferred tax assets:
Operating loss carryforwards for tax purposes	146,206	174,685
Accrued pension and severance costs	95,226	97,791
Film costs	51,937	54,881
Warranty reserve and accrued expenses	52,008	87,775
Future insurance policy benefits	24,785	40,784
Accrued bonus	27,353	24,723
Inventory - intercompany profits and write-down	47,578	80,580
Depreciation	34,052	31,519
Tax credit carryforwards	39,443	54,075
Reserve for doubtful accounts	7,479	6,312
Impairment of investments	52,658	50,582
Deferred revenue in the Pictures segment	16,713	28,476
Other	144,337	92,069

Gross deferred tax assets	739,775	824,252
Less: Valuation allowance	(150,899)	(174,408)

Total deferred tax assets	588,876	649,844

Deferred tax liabilities:
Insurance acquisition costs	(136,919)	(143,329)
Unbilled accounts receivable in the Pictures segment	(49,953)	(55,680)
Unrealized gains on securities	(63,739)	(50,273)
Intangible assets acquired through stock exchange offerings	(34,627)	(33,067)
Undistributed earnings of foreign subsidiaries and affiliates	(66,719)	(97,429)
Gain on securities contribution to employee retirement benefit trust	(3,992)	(5,315)
Other	(65,151)	(80,156)

Gross deferred tax liabilities	(421,100)	(465,249)

Net deferred tax assets	167,776	184,595

The valuation allowance mainly relates to deferred tax assets of Sony Corporation and certain consolidated subsidiaries with operating loss carryforwards and tax credit carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance were a decrease of 38,467 million yen for the fiscal year ended March 31, 2005 and increases of 61,789 million yen and 23,509 million yen for the fiscal years ended March 31, 2006 and 2007, respectively. The increase during the fiscal year ended March 31, 2006 resulted from a provision for additional valuation allowances due to continued losses recorded by Sony Corporation and certain subsidiaries, mainly in the electronics business. The increase during the fiscal year ended March 31, 2007 resulted from a provision for additional valuation allowances due to continued losses recorded by certain subsidiaries, mainly in the electronics business.

As a result of operating losses in the past, certain consolidated subsidiaries in the U.S. had recognized valuation allowances against deferred tax assets for the U.S. federal and certain state taxes. However, because of improved operating results in recent years and a sound outlook for the future operating performance of certain consolidated subsidiaries in the U.S., Sony reversed 67,892 million yen of valuation allowance, resulting in a reduction of income tax expenses for the fiscal year ended March 31, 2005.

Although Sony Computer Entertainment Inc. (“SCEI”) and Sony Computer Entertainment America Inc. (“SCEA”) have recorded cumulative losses in recent years, both companies plan to recover these losses within the next 5 years as the PlayStation 3 is expected to establish the same successful business model that it achieved with the PlayStation 2, which has sold over 100 million units. Given sufficiently strong evidence to support the conclusion that a valuation allowance is not necessary, Sony has decided not to record a valuation allowance for SCEI and SCEA’s deferred tax assets.

Tax benefits which have been realized through the utilization of operating loss carryforwards for the fiscal years ended March 31, 2005, 2006 and 2007, were approximately 30 billion yen, 42 billion yen and 56 billion yen, respectively.

Net deferred tax assets are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31
	2006	2007
Current assets - Deferred income taxes	221,311	243,782
Other assets - Deferred income taxes	178,751	216,997
Current liabilities - Other	(15,789)	(15,082)
Long-term liabilities - Deferred income taxes	(216,497)	(261,102)

Net deferred tax assets	167,776	184,595

At March 31, 2007, deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling 969,477 million yen, and on the gain of 61,544 million yen on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991, as Sony does not anticipate any significant tax consequences on possible future disposition of its investment based on its tax planning strategies. The unrecognized deferred tax liabilities as of March 31, 2007 for such temporary differences can not be determined.

Operating loss carryforwards for corporate income tax and local income tax purposes of Sony Corporation and certain consolidated subsidiaries in Japan at March 31, 2007 amounted to 42,318 million yen and 368,189 million yen, respectively, which are available as an offset against future taxable income. Deferred tax assets provided on the operating loss carryforwards for corporate income taxes and local income taxes in Japan are calculated by using effective tax rates of approximately 28% and 13%, respectively.

Operating loss carryforwards for income tax purposes of certain foreign consolidated subsidiaries at March 31, 2007 amounted to 364,175 million yen.

With the exception of 127,149 million yen with no expiration period, total available operating loss carryforwards expire at various dates primarily up to 10 years.

Tax credit carryforwards for tax purposes at March 31, 2007 amounted to 53,116 million yen. With the exception of 9,565 million yen with no expiration period, total available tax credit carryforwards expire at various dates primarily up to 15 years.

Realization of deferred tax assets related to loss carryforwards and tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to the expiration period. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. However, the amount of such net deferred tax assets considered realizable, could change in the near term if estimates of future taxable income during the carryforward period change.

21. Reconciliation of the differences between basic and diluted net income per share

(1) Income before cumulative effect of accounting changes and net income allocated to each class of stock:

	Yen in millions
	Fiscal Year Ended March 31,
	2005	2006	2007
Income before cumulative effect of an accounting change allocated to common stock	168,498	122,308	126,328
Income allocated to subsidiary tracking stock	53	1,308	—

Income before cumulative effect of an accounting change	168,551	123,616	126,328

Net income allocated to common stock	163,785	122,308	126,328
Net income allocated to subsidiary tracking stock	53	1,308	—

Net income	163,838	123,616	126,328

As discussed in Note 2, the earnings allocated to subsidiary tracking stock were determined based on the subsidiary tracking stockholders’ economic interest. The accumulated losses of SCN (the subsidiary tracking stock entity as discussed in Note 15) used for computation of net income per share attributable to subsidiary tracking stock were 1,358 million yen as of March 31, 2005.

As discussed in Notes 2 and 15, on October 26, 2005, the Board of Directors of Sony Corporation decided to terminate all shares of subsidiary tracking stock and convert such shares to shares of Sony common stock at a conversion rate of 1.114 share of Sony common stock per share of subsidiary tracking stock. All shares of subsidiary tracking stock were converted to shares of Sony common stock on December 1, 2005. As a result of the conversion, the earnings allocated to common stock for the fiscal year ended March 31, 2006 are calculated by subtracting the earnings allocated to the subsidiary tracking stock for the eight months ended November 30, 2005. The accumulated gains of SCN used for computation of net income per share attributable to subsidiary tracking stock were 8,578 million yen as of November 30, 2005.

(2) EPS attributable to common stock:

Reconciliation of the differences between basic and diluted EPS for the fiscal years ended March 31, 2005, 2006 and 2007 is as follows:

	Yen in millions
	Fiscal Year Ended March 31
	2005	2006	2007
Income before cumulative effect of an accounting change allocated to common stock	168,498	122,308	126,328
Effect of dilutive securities:
Convertible bonds	1,209	—	—
Subsidiary tracking stock	(0)	(29)	—

Income before cumulative effect of an accounting change allocated to common stock for diluted EPS computation	169,707	122,279	126,328

	Thousands of shares
Weighted-average shares	931,125	997,781	1,001,403
Effect of dilutive securities:
Warrants and stock acquisition rights	61	915	2,413
Convertible bonds	112,589	47,468	46,355

Weighted-average shares for diluted EPS computation	1,043,775	1,046,164	1,050,171

	Yen
Basic EPS	180.96	122.58	126.15

Diluted EPS	162.59	116.88	120.29

Potential shares of common stock upon the exercise of warrants and stock acquisition rights, which were excluded from the computation of diluted EPS since they have an exercise price in excess of the average market value of Sony’s common stock during each fiscal year, were 7,987 thousand shares, 10,483 thousand shares and 10,541 thousand shares for the fiscal years ended March 31, 2005, 2006 and 2007, respectively.

Stock options issued by affiliated companies accounted for under the equity method for the fiscal years ended March 31, 2005, 2006 and 2007, which have a potentially dilutive effect by decreasing net income allocated to common stock, were excluded from the computation of diluted EPS since such stock options did not have a dilutive effect.

(3) EPS attributable to subsidiary tracking stock:

Weighted-average shares used for the computation of EPS attributable to subsidiary tracking stock for the fiscal year ended March 31, 2005 were 3,072 thousand shares.

As discussed, all shares of subsidiary tracking stock were converted to shares of Sony common stock on December 1, 2005. As a result of the conversion, net income per share of the subsidiary tracking stock for the fiscal year ended March 31, 2006 was not presented.

22. Variable interest entities

Sony has, from time to time, entered into various arrangements with variable interest entities (“VIEs”). These arrangements include facilities which provide for the leasing of certain property, the financing of film production, the implementation of a stock option plan for Japanese employees and the U.S. based music publishing business. The FASB issued FIN No. 46 (revised), “Consolidation of Variable Interest Entities - an Interpretation of Accounting Research Bulletin No. 51”, which requires the consolidation or disclosure of VIEs. The VIEs that have been consolidated by Sony are described as follows:

Sony leases the headquarters of its U.S. subsidiary from a VIE. Sony has the option to purchase the building at any time during the lease term which expires in December 2008 for 255 million U.S. dollars. The debt held by the VIE is unsecured. At the end of the lease term, Sony has agreed to either renew the lease, purchase the building or remarket it to a third party on behalf of the owner. If the sales price is less than 255 million U.S. dollars, Sony is obligated to make up the lesser of the shortfall or 214 million U.S. dollars. There is no recourse to the creditors outside of Sony.

A subsidiary in the Pictures segment entered into a joint venture agreement with a VIE for the purpose of funding the acquisition of certain international film rights. The subsidiary acquired the international distribution rights, as defined, to twelve pictures meeting certain minimum requirements within the time period provided in the agreement. The subsidiary is required to distribute the product internationally, for contractually defined fees determined as percentages of gross receipts, as defined, and is responsible for all distribution and marketing expenses, which are recouped from such distribution fees. The VIE was capitalized with total financing of 406 million U.S. dollars. Of this amount, 11 million U.S. dollars was contributed by the subsidiary, 95 million U.S. dollars was provided by unrelated third party investors and the remaining funding is provided through a 300 million U.S. dollars bank credit facility. As of March 31, 2007, there were no amounts outstanding under the bank credit facility. Under the agreement, the subsidiary’s 11 million U.S. dollars equity investment is the last equity to be repaid. Additionally, it must pay to the third party investors up to 19 million U.S. dollars of any losses out of a portion of its distribution fees. As of March 31, 2007, the remaining unpaid portion of the third party investors’ investment was 5 million U.S. dollars.

Sony utilized a VIE to implement a SAR plan (Note 16) for selected Japanese employees. The VIE has been consolidated by Sony since its establishment. Under the terms of the SAR plan, upon exercise, Japanese employees receive cash equal to the amount that the market price of Sony Corporation’s common stock exceeds the grant price of the plan. In order to minimize cash flow exposure associated with the plan, Sony held treasury stock through the VIE. The VIE purchased the common stock with funding provided by the employee’s cash contribution and a bank loan. The SAR plan was terminated during the fiscal year ended March 31, 2006.

Sony’s U.S. based music publishing subsidiary is a joint venture with a third party investor and has been determined to be a VIE. The subsidiary owns and acquires rights to musical compositions, exploits and markets these compositions and receives royalties or fees for their use. Under the terms of the joint venture, Sony has the obligation to fund any working capital deficits. In addition, the third party investor receives a guaranteed annual dividend of up to 8.5 million U.S. dollars. Sony has also issued a guarantee to a creditor of the third party investor in which Sony will provide a minimum offer of 300 million U.S. dollars to the creditor to purchase certain assets that are being held as collateral by the third party creditor against the obligation of the third party investor. The assets of the third party investor that are being used as collateral were placed in a separate trust which was established in April 2006. The trust is also a VIE in which Sony has had a significant variable interest since establishment, but is not the primary beneficiary. Included in the assets held by the trust is the third party investor’s 50% ownership interest in the music publishing subsidiary. At March 31, 2007, the fair value of the assets held by the trust exceeded 300 million U.S. dollars.

VIEs in which Sony holds a significant variable interest, but is not the primary beneficiary are described as follows:

As described in Note 5, on April 8, 2005, a consortium led by SCA and its equity partners completed the acquisition of MGM. Sony has reviewed the investment and determined that MGM is a VIE. However, MGM is not consolidated but accounted for under the equity method as Sony is not the primary beneficiary of this VIE as Sony absorbs less than 50% of expected losses and does not have the right to receive greater than 50% of expected residual returns. MGM continues to operate as a private company and continues to engage in the production and distribution of film content. Through its current ownership of MGM’s common stock, Sony records 45% of MGM’s net income (loss) as equity in net income of affiliated companies. As a result of the cumulative losses recorded by MGM through March 31, 2007, the carrying value of Sony’s investment in MGM was written down to zero as of March 31, 2007. As Sony has not guaranteed any obligations of MGM, nor has it otherwise committed to provide further financial support to MGM, Sony will no longer record its share of MGM’s future equity losses.

On December 30, 2005, a subsidiary in the Pictures segment entered into a production/co-financing agreement with a VIE to co-finance 11 films that were released over the 15 months ended March 31, 2007. The subsidiary received 373 million U.S. dollars over the term of the agreement to fund the production or acquisition cost of films (including fees and expenses). The subsidiary is responsible for the marketing and distribution of the product through its global distribution channels. The VIE shares in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third party participation and residual costs, each as defined. The subsidiary did not make any equity investment in the VIE nor issue any guarantees with respect to the VIE. On April 28, 2006, the subsidiary entered into a second production/co-financing agreement with a VIE to co-finance additional films. Nine films are anticipated to be released under this financing arrangement. The subsidiary will receive approximately 240 million U.S. dollars over the term of the agreement to fund the production or acquisition cost of films (including fees and expenses). Similar to the first agreement, the subsidiary is responsible for the marketing and distribution of the product through its global distribution channels. The VIE shares in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third party participation and residual costs, each as defined. As of March 31, 2007, three co-financed films have been released by the subsidiary and 37 million U.S. dollars has been received from the VIE under this agreement. The subsidiary did not make any equity investment in the VIE nor issue any guarantees with respect to the VIE. On January 19, 2007, the subsidiary entered into a third production/co-financing agreement with a VIE to co-finance a majority of the films to be submitted through March 2012. The subsidiary has received a commitment from the VIE that the VIE will fund up to 525 million U.S. dollars on a revolving basis to fund the production or acquisition cost of films (including fees and expenses). As of March 31, 2007, no films of the subsidiary have been funded by this VIE. Similar to the first two agreements, the subsidiary is responsible for marketing and distribution of the product through its global distribution channels. The VIE shares in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third party participation and residual costs, each as defined. The subsidiary did not make any equity investment in the VIE nor issue any guarantees with respect to the VIE.

23. Commitments and contingent liabilities

(1) Commitments:

A. Loan Commitments

Commitments outstanding at March 31, 2007 totaled to 374,909 million yen. The main components of these commitments are as follows:

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of March 31, 2007, the total unused portion of the line of credit extended under these contracts was 348,359 million yen.

In August 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. In connection with the establishment of the SONY BMG joint venture, Sony and Bertelsmann AG have entered into a 5 year Revolving Credit Agreement with the joint venture. Under the terms of the Credit Agreement, Sony and Bertelsmann have each agreed to provide one-half of the funding. The Credit Agreement, which matures on August 5, 2009, provides for a base commitment of 300 million U.S. dollars and additional incremental borrowings of up to 150 million U.S. dollars. As of March 31, 2007, the joint venture had no borrowings outstanding under the Credit Agreement. Accordingly, Sony’s outstanding commitment under the Credit Agreement as of March 31, 2007 was 26,550 million yen.

The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

B. Purchase Commitments and other

Commitments outstanding at March 31, 2007 amounted to 296,080 million yen. The major components of these commitments are as follows:

In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment. As of March 31, 2007, such commitments outstanding were 43,329 million yen.

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of films and television programming as well as agreements with third parties to acquire completed films, or certain rights therein. These agreements mainly cover various periods through March 31, 2011. As of March 31, 2007, these subsidiaries were committed to make payments under such contracts of 56,466 million yen.

A subsidiary in the Pictures segment has also entered into a distribution agreement with a third party to distribute, in certain markets and territories, all feature length films produced or acquired by the third party during the term of the agreement. The distribution agreement expired on December 31, 2006. The third party produced, put into production or acquired a total of 41 films under the distribution agreement (a minimum of 36 films were required). The subsidiary has the right to distribute the films for 15 years from the initial theatrical release of the film. Under the terms of the distribution agreement, the subsidiary must fund a portion of the production cost and is responsible for all distribution and marketing expenses. As of March 31, 2007, 38 films have been released or funded by the subsidiary. The subsidiary’s estimated commitment to fund the production of the remaining films under this agreement is 11,250 million yen.

In April 2005, Sony Corporation has entered into a partnership program contract with Fédération Internationale de Football Association (“FIFA”). Through this program Sony Corporation will be able to exercise various rights as an official sponsor of FIFA events including the FIFA World CupTM* from 2007 to 2014. As of March 31, 2007, Sony Corporation was committed to make payments under such contract of 30,939 million yen.

*	FIFA World CupTM is a registered trademark of FIFA.

In July 2006, Sony Corporation and Samsung Electronics Co., Ltd. signed the final contract for constructing an 8th generation amorphous TFT-LCD panel manufacturing line at their joint venture, S-LCD Corporation. As of March 31, 2007, Sony Corporation was committed to make payments under such contract of 50,200 million yen.

The schedule of the aggregate amounts of year-by-year payment of purchase commitments during the next five years and thereafter is as follows:

Fiscal Year Ending March 31,	Yen in millions
2008	176,943
2009	53,947
2010	10,057
2011	7,704
2012	6,841
Thereafter	40,588

Total	296,080

(2) Contingent liabilities:

Sony had contingent liabilities including guarantees given in the ordinary course of business, which amounted to 21,681 million yen at March 31, 2007. The major components of the contingent liabilities are as follows:

Sony has issued loan guarantees to related parties comprised of affiliated companies accounted for under the equity method and unconsolidated subsidiaries. The terms of these guarantees are mainly for a period of one year. Sony would be required to perform under these guarantees upon non-performance of the primary borrowers. The contingent liability related to these guarantees was 11,100 million yen and was not recorded on the consolidated balance sheet as of March 31, 2007.

In the second quarter of the fiscal year ended March 31, 2007, Sony recorded a provision for 51,200 million yen that relates to charges incurred as a result of the recalls by Dell Inc., Apple Inc. and Lenovo, Inc. of notebook computer battery packs that use lithium-ion battery cells manufactured by Sony and the subsequent global replacement program initiated by Sony for certain notebook computer battery packs used by Sony and several other notebook computer manufacturers that use lithium-ion battery cells manufactured by Sony. Sony expects that payments or product replacements related to the recalls and global replacement program will be substantially made or provided by March 31, 2008.

The European Commission (“EC”) issued the Waste Electrical and Electronic Equipment (“WEEE”) directive in February 2003. The WEEE directive requires electronics producers after August 2005 to finance the cost for collection, treatment, recovery and safe disposal of waste products. In most member states of the European Union (“EU”), the directive has been transposed into national legislation subject to which Sony recognizes the liability for obligations associated with WEEE. As of the fiscal year ended March 31, 2007, the accrued amounts in respect to the above mentioned WEEE responsibilities total 946 million yen and cost incurred amount to 1,855 million yen for all European countries. However, since the regulation has not been finally adopted and put into practice in all individual member states, Sony will continue to evaluate the impact of this regulation.

Sony has agreed to indemnify certain third parties against tax losses resulting from transactions entered into in the normal course of business. The maximum amount of potential future payments under these guarantees cannot be estimated at this time. These guarantees were not recorded on the consolidated balance sheet as of March 31, 2007.

Sony Corporation and certain of its subsidiaries are defendants in several pending lawsuits and are subject to inquiries by various government authorities. However, based upon the information currently available to both Sony and its legal counsel, management of Sony believes that damages from such lawsuits or inquiries, if any, are not likely to have a material effect on Sony’s consolidated financial statements.

The changes in product warranty liability for the fiscal years ended March 31, 2006 and 2007 are as follows:

	Yen in millions
	Fiscal Year Ended March 31,
	2006	2007
Balance at beginning of the fiscal year	44,919	49,470
Additional liabilities for warranties	48,471	77,418
Settlements (in cash or in kind)	(45,162)	(72,368)
Changes in estimate for pre-existing warranty reserve	70	(2,954)
Translation adjustment	1,172	3,738

Balance at end of the fiscal year	49,470	55,304

24. Business segment information

The Electronics segment designs, develops, manufactures and distributes audio-visual, informational and communicative equipment, instruments and devices throughout the world. The Game segment designs, develops and sells PlayStation 2, PlayStation 3 and PlayStation Portable game consoles and related software mainly in Japan, the United States of America and Europe, and licenses to third party software developers. The Pictures segment develops, produces and manufactures image-based software, including film, video, and television mainly in the United States of America, and markets, distributes and broadcasts in the worldwide market. The Financial Services segment represents primarily individual life insurance and non-life insurance businesses in the Japanese market, leasing and credit financing businesses and a bank business in Japan. All Other consists of various operating activities, primarily including a music business, a network service business, an animation production and marketing business, and an advertising agency business in Japan. Sony’s products and services are generally unique to a single operating segment.

In July 2004, in order to establish a more efficient and coordinated semiconductor supply structure, the Sony group has integrated its semiconductor manufacturing business by transferring Sony Computer Entertainment’s semiconductor manufacturing operation from the Game segment to the Electronics segment. As a result of this transfer, sales revenue and expenditures associated with this operation are now recorded within the “Semiconductor” category in the Electronics segment. The results for the three months ended June 30, 2004 have not been restated as such comparable figures cannot be practically obtained given that it was not operated as a separate line business within the Game segment. This integration of the semiconductor manufacturing businesses is a part of Sony’s semiconductor strategy of utilizing semiconductor technologies and manufacturing equipment originally developed or designed for the Game business within the Sony group as a whole.

The operating segments reported below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

Business segments -

Sales and operating revenue:

	Yen in millions
	Fiscal Year Ended March 31
	2005	2006	2007
Sales and operating revenue:
Electronics -
Customers	4,827,663	4,782,173	5,421,384
Intersegment	266,874	394,206	629,087

Total	5,094,537	5,176,379	6,050,471
Game -
Customers	702,524	918,252	974,218
Intersegment	27,230	40,368	42,571

Total	729,754	958,620	1,016,789
Pictures -
Customers	733,677	745,859	966,260
Intersegment	—	—	—

Total	733,677	745,859	966,260
Financial Services -
Customers	537,715	720,566	624,282
Intersegment	22,842	22,649	25,059

Total	560,557	743,215	649,341
All Other -
Customers	389,746	343,747	309,551
Intersegment	81,201	82,297	68,087

Total	470,947	426,044	377,638

Elimination	(398,147)	(539,520)	(764,804)

Consolidated total	7,191,325	7,510,597	8,295,695

Electronics intersegment amounts primarily consist of transactions with the Game segment, Pictures segment and All Other.

All Other intersegment amounts primarily consist of transactions with the Electronics and Game segments.

Segment profit or loss:

	Yen in millions
	Fiscal Year Ended March 31
	2005	2006	2007
Operating income (loss):
Electronics	2,881	6,913	156,745
Game	43,170	8,748	(232,325)
Pictures	63,899	27,436	42,708
Financial Services	55,490	188,323	84,142
All Other	5,063	20,525	32,417

Total	170,503	251,945	83,687
Elimination	3,782	1,187	4,802
Unallocated amounts:
Corporate expenses	(28,657)	(26,716)	(16,739)

Consolidated operating income	145,628	226,416	71,750

Other income	65,914	118,455	95,182
Other expenses	(54,335)	(58,542)	(64,895)

Consolidated income before income taxes	157,207	286,329	102,037

Operating income is sales and operating revenue less costs and operating expenses.

Assets:

	Yen in millions
	March 31
	2006	2007
Total assets:
Electronics	3,529,363	4,049,712
Game	520,394	832,791
Pictures	1,029,907	1,024,591
Financial Services	4,568,128	4,977,642
All Other	630,232	599,517

Total assets	10,278,024	11,484,253
Elimination	(361,841)	(435,432)
Corporate assets	691,570	667,541

Consolidated total	10,607,753	11,716,362

Unallocated corporate assets consist primarily of cash and cash equivalents, securities investments and property, plant and equipment maintained for general corporate purposes.

Total assets are net of an allowance of approximately 25 billion yen and 100 billion yen at March 31, 2006 and 2007, respectively, to reduce the cost of inventory for PlayStation 3 hardware to its net realizable value.

Other significant items:

	Yen in millions
	Fiscal Year Ended March 31
	2005	2006	2007
Depreciation and amortization:
Electronics	276,704	304,561	310,575
Game	16,504	5,087	7,947
Pictures	5,598	7,401	8,464
Financial Services, including deferred insurance acquisition costs	52,788	47,736	56,068
All Other	17,012	12,755	11,406

Total	368,606	377,540	394,460
Corporate	4,259	4,303	5,549

Consolidated total	372,865	381,843	400,009

Capital expenditures for segment assets:
Electronics	312,216	328,625	351,482
Game	18,824	8,405	16,770
Pictures	5,808	10,097	10,970
Financial Services	3,845	4,456	6,836
All Other	7,928	4,186	5,617

Total	348,621	355,769	391,675

Corporate	8,197	28,578	22,463

Consolidated total	356,818	384,347	414,138

The capital expenditures in the above table represent the additions to fixed assets of each segment.

The following table is a breakdown of Electronics sales and operating revenue to external customers by product category. The Electronics segment is managed as a single operating segment by Sony’s management. Effective for the fiscal year ended March 31, 2007, Sony has partly changed its product category configuration. The main change is that the low-temperature polysilicon thin film transistor LCD product group has been moved from “Semiconductors” to “Components”. Accordingly, sales and operating revenue for the fiscal years ended March 31, 2005 and 2006 have been restated to conform to the presentation for the fiscal year ended March 31, 2007.

	Yen in millions
	Fiscal Year Ended March 31
	2005	2006	2007
Audio	571,864	536,187	522,879
Video	1,036,328	1,021,325	1,143,120
Televisions	921,195	927,769	1,226,971
Information and Communications	816,150	842,537	950,461
Semiconductors	184,235	172,249	205,757
Components	751,097	800,716	852,981
Other	546,794	481,390	519,215

Total	4,827,663	4,782,173	5,421,384

Geographic information -

Sales and operating revenue which are attributed to countries based on location of customers for the fiscal years ended March 31, 2005, 2006 and 2007 and long-lived assets as of March 31, 2006 and 2007 are as follows:

	Yen in millions
	Fiscal Year Ended March 31
	2005	2006	2007
Sales and operating revenue:
Japan	2,132,462	2,203,812	2,127,841
U.S.A.	1,977,310	1,957,644	2,232,453
Europe	1,612,576	1,715,775	2,037,658
Other	1,468,977	1,633,366	1,897,743

Total	7,191,325	7,510,597	8,295,695

	Yen in millions
	March 31
	2006	2007
Long-lived assets:
Japan	1,449,997	1,469,652
U.S.A.	757,055	685,255
Europe	165,352	187,768
Other	159,647	171,639

Total	2,532,051	2,514,314

There are not any individually material countries with respect to the sales and operating revenue and long-lived assets included in Europe and Other areas.

Transfers between reportable business or geographic segments are made at arms-length prices.

There were no sales and operating revenue with any single major external customer for the fiscal years ended March 31, 2005, 2006 and 2007.

The following information shows sales and operating revenue and operating income by geographic origin for the fiscal years ended March 31, 2005, 2006 and 2007. In addition to the disclosure requirements under FAS No. 131, Sony discloses this supplemental information in accordance with disclosure requirements of the Japanese Securities and Exchange Law, to which Sony, as a Japanese public company, is subject.

	Yen in millions
	Fiscal Year Ended March 31
	2005	2006	2007
Sales and operating revenue:
Japan -
Customers	2,281,217	2,288,365	2,242,861
Intersegment	2,576,629	3,265,747	4,349,915

Total	4,857,846	5,554,112	6,592,776
U.S.A. -
Customers	2,166,323	2,197,304	2,553,834
Intersegment	235,362	279,203	319,666

Total	2,401,685	2,476,507	2,873,500
Europe -
Customers	1,524,222	1,575,849	1,843,559
Intersegment	52,417	50,400	60,486

Total	1,576,639	1,626,249	1,904,045
Other -
Customers	1,219,563	1,449,079	1,655,441
Intersegment	804,721	1,038,827	1,738,602

Total	2,024,284	2,487,906	3,394,043
Elimination	(3,669,129)	(4,634,177)	(6,468,669)

Consolidated total	7,191,325	7,510,597	8,295,695

Operating income:
Japan	28,527	230,473	167,448
U.S.A.	72,414	11,291	(94,005)
Europe	12,226	(25,101)	(62,425)
Other	58,554	41,953	76,282
Corporate and elimination	(26,093)	(32,200)	(15,550)

Consolidated total	145,628	226,416	71,750

25. Subsequent event

On May 29, 2007, Sony’s U.S. based music publishing subsidiary entered into a contract for the acquisition of Famous Music Inc. from Viacom Inc. for a purchase price of 370 million U.S. dollars plus closing adjustments. The closing of this transaction is subject to the receipt of regulatory approvals.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By:	/s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Corporate Executive Officer,
Executive Vice President and
Chief Financial Officer

Date: June 6, 2007

List of materials

Documents attached hereto:

i) Consolidated Financial Statements